The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to General Instruction II.L. of
Form F-10; File Nos. 333-170580 and 333-161829

Subject to Completion, dated December 15, 2010

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 20, 2009 as amended by
Amendment No. 1 dated November 12, 2010)

U.S.$

Agrium Inc.

U.S.$               % Debentures due               , 20

     The debentures due            , 20      will bear interest at the rate of     % per year (the “debentures”). We will pay interest on the debentures semi-annually on           and           of each year, beginning    , 2011. The debentures will be our direct, senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The debentures will be issued only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. The effective yield on the debentures if held to maturity will be     %. The reporting currency of the debentures will be United States dollars.

     We may redeem the debentures, in whole or in part, at any time and from time to time at our option at the redemption prices described in this Prospectus Supplement. We may also redeem the debentures, in whole but not in part, in the event certain changes affecting Canadian withholding taxes occur. We will be required to make an offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). The debentures are not subject to any sinking fund provisions.

     We will not make application to list the debentures on any securities exchange or to include them in any automated quotation system. Accordingly, there are no markets through which the debentures may be sold and purchasers may not be able to resell the debentures purchased hereunder. This may affect the pricing of the debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the debentures, and the extent of issuer regulation. See “Risk Factors” in this Prospectus Supplement.

     Investing in the debentures involves certain risks. See “Risk Factors” in this Prospectus Supplement beginning on page S-17 and in the accompanying Prospectus beginning on page 6.

	Per Debenture	Total

Public offering price(1)	%	U.S.$
Underwriting commission	%	U.S.$
Proceeds, before expenses, to Agrium Inc.	%	U.S.$
     (1) Plus accrued interest, if any, from December     , 2010, if settlement occurs after that date

     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian GAAP (as defined herein), and they are subject to Canadian auditing and auditor independence standards. Therefore, they may not be comparable to the financial statements of U.S. companies in certain respects. The financial statements of AWB Limited that are included in the AWB BAR (as defined herein) and incorporated by reference in the accompanying Prospectus have been prepared in accordance with Australian equivalents to the International Financial Reporting Standards.

     You should be aware that the purchase of the debentures may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your tax advisor. See “Certain Income Tax Considerations”.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of Canada, and a portion of our and their assets are located outside the United States.

     Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offence.

     The debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”) for the account of its participants on or about December     , 2010.

     A portion of the proceeds of the offering will be used by us to repay indebtedness to certain affiliates of the underwriters. See “Use of Proceeds”. As a result, such affiliates of the underwriters may in the aggregate receive more than 5 percent of the net proceeds from the offering of the debentures in the form of the repayment of such indebtedness. Accordingly, the offering of the debentures is being made in compliance with National Association of Securities Dealers Rule 2720.

Joint Book-Running Managers

BNP PARIBAS	RBC Capital Markets	Scotia Capital

Lead Managers

BMO Capital Markets	National Bank of Canada Financial	Rabo Securities

Co-Managers

CIBC	RBS	TD Securities

The date of this Prospectus Supplement is               , 2010.

PROSPECTUS SUPPLEMENT

AMENDMENT NO. 1

Amendments	1

PROSPECTUS

Definitions and Other Matters	1
Exchange Rates	1
Forward-Looking Statements	2
Documents Incorporated by Reference	4
Where You Can Find More Information	6
Enforceability of Civil Liabilities	6
Documents Filed as Part of the Registration Statement	6
Risk Factors	7
Agrium	13
Reserve and Resource Summary	14
Recent Developments	21
Description of Share Capital	24
Description of Subscription Receipts	26
Description of Debt Securities	27
Description of Units	39
Consolidated Capitalization	40
Price Range and Trading Volume of the Common Shares	41
Prior Sales	42
Interest Coverage Ratios	42
Certain Income Tax Considerations	43
Plan of Distribution	43
Use of Proceeds	44
Legal Matters	44
Experts	44
Auditors’ Consent	45

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the debentures that we are offering and also adds to and updates certain information contained in the accompanying Prospectus (as defined below) and the documents incorporated by reference therein. The second part, the accompanying short form base shelf prospectus dated November 20, 2009, as amended by Amendment No. 1 thereto dated November 12, 2010, as may be further amended or supplemented from time to time (the “Prospectus”), provides more general information, some of which may not apply to the debentures offered hereunder. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include important information about us, the debentures and other information you should know before investing in the debentures.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the debentures hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus. See “Documents Incorporated by Reference in the Prospectus” and “Where You Can Find More Information” in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

To the extent that the description of the debentures varies between this Prospectus Supplement and the accompanying Prospectus, you should rely only on the information in this Prospectus Supplement.

You should rely only on the information contained in this Prospectus Supplement and contained or incorporated by reference in the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information we have previously filed or may subsequently file with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the accompanying Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

Other than under the headings “Summary — Summary of the Offering” and “Description of the Debentures”, and unless the context otherwise requires, all references in this Prospectus Supplement and the accompanying Prospectus to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries (other than AWB (as defined herein)), Agrium Inc.’s proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A. (“Profertil”), any partnership of which Agrium Inc. and its subsidiaries are the partners, including the Agrium Partnership (as defined herein), and our significant equity investments.

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in the accompanying

Prospectus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP. You should refer to our audited supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2009, 2008 and 2007” (“Annual GAAP Reconciliation”) and the unaudited supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2010” (“Interim GAAP Reconciliation”), both of which are incorporated by reference in the accompanying Prospectus, for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP, respectively. Beginning January 1, 2011, we will prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Pursuant to SEC rules and regulations, we will be permitted to present our financial information prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

On December 3, 2010, we acquired AWB Limited, an Australian corporation, and its subsidiaries (“AWB”) (see “Summary — Recent Developments — The AWB Acquisition”). The AWB financial information included in this Prospectus Supplement has been derived from the audited consolidated financial statements of AWB as at September 30, 2010 and September 30, 2009 and for each of the fiscal years then ended prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) as adopted by the IASB (with a reconciliation of the AWB consolidated balance sheet and income statement as at and for the fiscal year ended September 30, 2010 to Canadian GAAP), which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus. The AWB financial information which was used to prepare the unaudited pro forma financial information of Agrium included in this Prospectus Supplement has been derived from the audited consolidated financial statements of AWB for the fiscal years ended September 30, 2010 and 2009 and the unaudited consolidated financial statements of AWB as at and for the nine months ended June 30, 2010, each of which were prepared in accordance with A-IFRS. See “Summary — Selected Historical and Pro Forma Consolidated Financial Information” in this Prospectus Supplement.

In this Prospectus Supplement we make reference to “EBITDA” (being earnings before interest expense, income taxes, depreciation, amortization and asset impairment) and “EBIT” (being net earnings before interest expense and income taxes). We consider EBITDA and EBIT to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies. The components of these measures are calculated in accordance with Canadian GAAP, but EBITDA and EBIT are not recognized measures under Canadian GAAP or U.S. GAAP, and our method of calculation may for such measures not be comparable with that of other companies. Accordingly, EBITDA and EBIT should not be used as an alternative to cash provided by (used in) operations. For a reconciliation of EBITDA and EBIT to net earnings, as calculated in accordance with Canadian GAAP, see “Summary — Selected Historical and Pro Forma Consolidated Financial Information” in this Prospectus Supplement.

EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, references to “dollars”, “$” and “U.S.$” are to United States dollars, references to “Cdn.$” are to Canadian dollars and references to “A$” are to Australian dollars. We use the United States dollar as our reporting currency and, accordingly, our financial statements and management’s discussion and analysis incorporated by reference in the accompanying Prospectus report all amounts in United States dollars unless otherwise noted. AWB used the Australian dollar as its reporting currency and, accordingly, the AWB financial statements which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus report all amounts in Australian dollars unless otherwise noted. The exchange rates between the Canadian dollar, the Australian dollar and the United States dollar used in this Prospectus Supplement and the accompanying Prospectus vary depending on the date of the information contained herein.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Rate at end of period	1.0120	0.8166	0.9555	0.9327	0.9711
Average rate for period	0.9304	0.9381	0.8757	0.8548	0.9658
High for period	1.0905	1.0289	0.9716	0.9422	1.0039
Low for period	0.8437	0.7711	0.7692	0.7692	0.9278

On December 14, 2010, the Bank of Canada noon rate was Cdn.$1.00=U.S.$0.9959.

The following table sets forth: (i) the rates of exchange for the Australian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Rate at end of period	0.8774	0.6982	0.8977	0.8824	0.9642
Average rate for period	0.8383	0.8534	0.7917	0.7531	0.8979
High for period	0.9370	0.9802	0.9367	0.8824	0.9713
Low for period	0.7723	0.6073	0.6299	0.6299	0.8170

On December 14, 2010, the Bank of Canada noon rate was A$1.00=U.S.$0.9996.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in Australian dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Rate at end of period	1.1534	1.1696	1.0644	1.0570	1.0072
Average rate for period	1.1133	1.1109	1.1149	1.1414	1.0759
High for period	1.1920	1.3291	1.2758	1.2758	1.1583
Low for period	1.0555	1.0181	1.0181	1.0544	0.9996

On December 14, 2010, the Bank of Canada noon rate was Cdn.$1.00=A$0.9963.

SUMMARY

The following is a summary of certain information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein.

Agrium

We are a retailer of agricultural products and services in the United States, Canada, Argentina, Chile and Uruguay, and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2009, we reported our business through three business units and a fourth non-operating business unit for corporate and inter-segment eliminations. Our three business units are Retail, Wholesale and Advanced Technologies (each as defined herein).

On December 3, 2010, we completed the acquisition of AWB and commenced carrying on business in Australia. The description of our business under this heading does not reflect the acquisition of AWB. For a description of the business of AWB, see “Summary — Recent Developments — The AWB Acquisition”.

Retail

Our Retail business unit (“Retail”) markets crop nutrients, crop protection products, seeds, custom application and other agronomic services to customers through over 900 facilities in the United States, Canada, Argentina, Chile and Uruguay. In 2009, nearly 97 percent of our Retail business was based in North America. Our Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations through our acquisition of UAP Holding Corp. (“UAP”) in 2008. In 2009, Retail net sales were U.S.$6.2 billion and EBITDA was U.S.$266 million. For the nine months ended September 30, 2010, Retail net sales were U.S.$5.6 billion and EBITDA was U.S.$445 million.

Crop nutrients had net sales of U.S.$2.5 billion and accounted for approximately 41 percent of Retail’s total net sales in 2009. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or plant tissue samples. We offer custom crop nutrient application services and employ a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of our crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

We are the largest distributor of crop protection products in the U.S. This product group includes herbicides, fungicides, adjuvants and insecticides that help growers maximize yields by optimizing crop health and reducing losses to weeds, diseases and insects. We purchase both brand name and generic products from key suppliers and market over 200 proprietary branded products under the Loveland Products, Inc. brand name across North and South America and in approximately 30 other countries worldwide. In 2009, our retail crop protection business had net sales of U.S.$2.6 billion and accounted for approximately 43 percent of Retail’s total net sales. Similar to crop nutrient application, we employ a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

Our Retail business unit has significantly grown its seed business over the last three years with net sales of U.S.$730 million in 2009. With the 2008 acquisition of UAP, Retail now offers its Dyna-Gro branded seed throughout most of its U.S. sales regions. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Our Retail business unit offers agronomic services in addition to the custom application of products and soil and petiole testing. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Our Wholesale business unit (“Wholesale”) manufactures, purchases, and markets a full range of nutrients including nitrogen, potash and phosphate-based crop nutrient products. In 2009, Wholesale net sales were

U.S.$3 billion and EBITDA was U.S.$607 million. For the nine months ended September 30, 2010, net sales were U.S.$2.3 billion and EBITDA was U.S.$713 million.

Our total annual nitrogen capacity is more than five million product tonnes (including our share of Profertil’s production). Wholesale owns and operates five major North American nitrogen facilities: four located in Alberta, Canada and one in Borger, Texas, United States. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership interest in a major nitrogen facility located in Bahia Blanca, Argentina, through Profertil. Product from Profertil is sold within Argentina and to other South American destinations. We also own and operate a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate solutions and nitric acid. In addition, we acquired a 26 percent interest in an export-oriented urea facility located in Egypt in early 2009, with production capacity scheduled to triple in 2012.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes annually. Approximately 45 percent of Vanscoy’s potash production is sold internationally.

The total phosphate capacity at our two phosphate facilities is approximately 1.2 million product tonnes annually, which is marketed primarily within North America. Our Redwater, Alberta facility produces phosphate and sulphur-based fertilizers. Phosphate rock is supplied by our phosphate rock mine located at Kapuskasing, Ontario, Canada. Our second phosphate-based fertilizer production facility and phosphate rock mine is located at Conda, Idaho, United States.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the United States.

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Corn Belt, Great Plains, and Southeast regions of the United States. In addition, Wholesale expanded its international distribution capability in 2008 via the acquisition of a 70 percent interest in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies. Wholesale acquired the remaining 30 percent of CMF on July 1, 2010 and the name of CMF was changed to Agrium Europe.

Advanced Technologies

Our Advanced Technologies business unit (“Advanced Technologies”) is comprised of crop nutrient technologies and professional products. In 2009, Advanced Technologies net sales were U.S.$304 million and EBITDA was U.S.$22 million. For the nine months ended September 30, 2010, net sales were U.S.$256 million and EBITDA was U.S.$24 million. Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. Our Advanced Technologies business unit has numerous arrangements with distributors in North America. Controlled release and micronutrient technology products are produced in four production facilities located in the United States and Canada at Sylacauga, Alabama; Reese, Michigan; Courtright, Ontario and Carseland, Alberta. In early 2010, Advanced Technologies completed construction of a new Environmentally Smart Nitrogen, or “ESN®”, and Duration® nutrient production facility at New Madrid, Missouri, United States.

Professional products include the sale of controlled-release nutrients and pest control products, primarily in North America, to the professional turf market (golf courses and lawn care companies), horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors through a direct to market approach. Professional products are purchased from suppliers or produced in four production facilities located in the United States and Canada at Sylacauga, Alabama and at Brighton, Putnam, and Courtright, Ontario.

Corporate Strategy

Our strategy is to grow across the value chain through acquisitions and incremental expansion of our existing operations and through the development, commercialization and marketing of new products and international opportunities.

Recent Developments

The AWB Acquisition

Overview

On August 19, 2010, we announced that we had entered into a definitive agreement (the “Scheme Agreement”) with AWB to acquire all of the shares of AWB, including those shares issuable upon the exercise of outstanding performance rights of AWB (collectively, the “AWB Shares”), for total cash consideration of approximately A$1.236 billion (approximately U.S.$1.208 billion) pursuant to a Scheme of Arrangement (the “Scheme”) under Australian law (the “AWB Acquisition”).

The holders of AWB Shares approved the Scheme on November 16, 2010. All conditions precedent to implementation of the Scheme were met on November 18, 2010, and, on such date, the final approval from the Supreme Court of Victoria in respect of the Scheme was granted. The Scheme became effective on November 19, 2010 (and trading in the AWB Shares was suspended on the Australian Stock Exchange from close of trading on that day), and was implemented on December 3, 2010, following which AWB became a wholly-owned subsidiary of Agrium.

We financed the AWB Acquisition using cash on hand and borrowings under our Revolving Credit Facilities (as defined herein). Some of the net proceeds from this offering will be used to repay a portion of our outstanding borrowings under our Revolving Credit Facilities incurred in connection with the AWB Acquisition. See “Use of Proceeds” and “Consolidated Capitalization”.

Business of AWB

AWB is one of Australia’s leading agribusinesses. AWB currently operates two core business divisions — Rural Services (known as Landmark) and Commodity Management. Through these divisions, AWB provides services across the agriculture sector, leveraging its established network of contacts with rural communities in Australia and relationships with key suppliers and customers around the world. For more information with respect to the business of AWB, including the audited consolidated financial statements of AWB and our unaudited pro forma consolidated financial statements, please see the AWB BAR, which is incorporated by reference into the accompanying Prospectus.

Rural Services (Landmark)

Rural Services incorporates Landmark’s over 200 company operated retail locations and additional retail franchise and wholesale customer locations in Australia that offer a wide range of agribusiness products and services to customers including merchandising, farm services, wool marketing, livestock sales, real estate agency, insurance and financial services. Landmark is one of Australia’s largest distributors of fertilizer and crop chemicals and brings national buying power and sourcing capabilities directly to local communities across a range of other products including water equipment, animal health and management products, seed, general merchandise and fencing. Landmark also provides a range of agronomic, animal nutrition and whole farm planning advisory services, aimed at increasing the productivity, profitability and sustainability of farming enterprises. Other services provided by Landmark include a range of financial services through partnerships, including working capital loans and insurance products for on farm, business and personal needs. Landmark also provides livestock and wool marketing services, connecting buyers and sellers to global markets.

In July 2006, AWB entered into a 50:50 joint venture with Fonterra Co-operative Group (“Fonterra”) to operate RD1, a New Zealand based rural retailer focused on dairy products. The business of this joint venture is comprised of 56 retail locations in New Zealand, and is currently AWB’s only presence in New Zealand. The agreements governing the RD1 joint venture provide Fonterra with a right to purchase AWB’s 50% share in the joint venture upon a change of control of AWB. The implementation of the Scheme constituted a change of control under such agreements and, as such, Fonterra has the option to purchase AWB’s 50% share in RD1 at 90% of its fair market value for 60 business days after receiving notice of such change of control.

Landmark also owns 50% of Australian Wool Handlers, an Australia-based wool handling and storage provider servicing approximately two-thirds of Australia’s annual wool clip. The remaining 50% of the joint venture is owned by Elders Limited.

Commodity Management

AWB’s Commodity Management division has two key operating hubs, Australia and Geneva, and a smaller, locally-oriented business in India. To maintain regular contact with key regions, AWB has marketing representatives based in Singapore, Hong Kong, Tokyo and Australia.

In Australia, AWB’s Commodity Management division (the “ACM Business”) provides services and products required to market agricultural commodities from farm gate to first stage processors, offering inland transport, storage and handling from point of origin through to domestic and export facilities, including rail and storage and handling infrastructure across Australia’s eastern states. The ACM Business also provides pool management services and harvest finance offerings, comprising wheat and barley pool products and associated finance products for growers.

The ACM Business also undertakes bulk sea freight chartering and container management providing freight services to third parties. The ACM Business also acquires and sells grains, pulses and oilseeds, applying AWB’s farm gate origination capabilities and generating trade flows of agricultural commodities to customers around the world, enhancing margins by taking arbitrage positions, within defined risk limits, when opportunities arise in the market.

AWB’s Geneva Commodity Management business was established in 2002 as a platform for AWB to grow its international presence and business through the trading and supply of commodities to existing and new customers. AWB Geneva’s activities are grouped into the following principal activities:

1. Oilseeds — focused on the marketing of oilseeds and edible oils to Asia,

 Europe and the Middle East;

2. Grain — trading of wheat, barley and corn to the Middle East, Europe and Africa;

3. Trade finance — provision of finance solutions to suppliers and customers; and

4. Freight — provision of freight chartering services to AWB as well as to third party providers.

AWB’s India Commodity Management business works with domestic processors to supply domestic and imported grains, pulses and oilseeds through marketing programs that are developed in collaboration with the Australia and Geneva business units. Occasionally, AWB India will export grains and grain products, such as corn, wheat and soybean meal.

Commodity Management Divestiture

During 2009 and 2010, AWB undertook a process to investigate the possible disposition or joint venture of all or a part of its ACM Business and the possible dispositions of parts of its remaining international commodity management businesses (the “ICM Business”).

The ACM Business comprises the activities of AWB’s Commodity Management business conducted in Australia and Asia, while the ICM Business comprises the activities of AWB’s Commodity Management business conducted internationally through AWB Geneva and AWB India. See “— Business of AWB — Commodity Management” above.

On December 15, 2010, AWB entered into a definitive agreement with Cargill, Incorporated (“Cargill”) pursuant to which Cargill agreed to acquire from AWB substantially all of the ICM Business and a substantial portion of the ACM Business. Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services. The purchase price to be paid by Cargill for the acquired businesses will be the net asset value of the acquired businesses as at the completion date of the transaction plus a premium. The purchase consideration will be payable in cash and by the assumption by Cargill of AWB’s consolidated indebtedness related to the acquired businesses. We anticipate that the sale to Cargill will be completed in the first half of 2011.

Completion of the disposition to Cargill is subject to customary closing and other conditions, including the receipt of all required regulatory approvals.

If the transaction had occurred and the purchase price had been determined on the basis of the net asset value of the acquired businesses as at September 30, 2010, we estimate that the aggregate of the net proceeds from the sale of the acquired businesses to Cargill, together with the release of working capital from AWB Harvest Finance Ltd. (“Harvest Finance”), a finance company that supports the ACM business, would have been approximately A$870 million. We are continuing to evaluate the disposition of certain other businesses that form part of the AWB Business that is not being acquired by Cargill. We estimate the value of these additional businesses to be approximately A$55 million which, combined with the estimated net proceeds from the sale of the acquired businesses to Cargill and the release of working capital from Harvest Finance, represents a total estimated value of A$925 million for the ACM Business and ICM Business that we have agreed to, or intend to, divest. Of this total, approximately A$240 million would represent indebtedness assumed by Cargill related to the acquired businesses.

No assurance can be given that any or all of the sale of the commodity businesses to Cargill will be completed or, if completed, will be on the terms or for the consideration set forth above. No assurance can be given with respect to the amount or timing of the release of working capital from Harvest Finance. The sale proceeds will be based on the net asset value at the completion of the transactions and, accordingly, the proceeds received by AWB may be less than we estimated based on the net asset values of the businesses as at September 30, 2010. See “Risk Factors — Risk Factors Relating to the Business of AWB — Our proposed sale of a substantial part of AWB’s Commodity Management businesses and the release of working capital from Harvest Finance may not be completed and the proceeds may vary depending upon the future net asset values of the relevant businesses” and “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement.

The parts of the businesses proposed to be sold do not correspond fully with the “reportable segments” provided for in the segmented information contained in the audited consolidated financial statements of AWB as at and for the fiscal year ended September 30, 2010, which are included in the AWB BAR and incorporated by reference into the accompanying prospectus.

Benefits of the AWB Acquisition

The AWB Acquisition continues our strategy of growing our retail business. We see significant potential to enhance product and service offerings to growers in Australia and New Zealand, particularly through AWB’s retail Landmark rural services division, by utilizing our international fertilizer and crop protection sourcing capabilities, while supporting further growth within each division of AWB. We also intend to evaluate AWB’s expertise and experience in its Landmark retail operations with the potential to expand Agrium’s product and service offerings for growers in North and South America. We recognize AWB’s longstanding reputation amongst Australian growers and believe that AWB will complement our global business, while AWB’s customers in turn will benefit from our global experience, innovation and expanded product portfolio.

Landmark generated EBITDA of A$69 million in the fiscal year ended September 30, 2010. Assuming similar performance for 2011, Landmark could generate A$81 million of EBITDA, including synergies of A$17 million and integration costs of A$5 million in the first year. The synergy target for 2012 and beyond is A$40 million or more. We expect to achieve this primarily through a combination of enhanced purchasing efficiencies, expansion in product offerings and a reduction in overhead expenses. Statements regarding the anticipated benefits and synergies from our acquisition of AWB are forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties. See “Risk Factors — Risk Factors Relating to the AWB Acquisition — We may fail to realize anticipated benefits of the AWB Acquisition, and our efforts to integrate AWB’s business into our existing business could result in the disruption of our ongoing business” and “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement.

Offer for CF Industries Holdings, Inc.

On March 11, 2010, we announced that we would no longer pursue an acquisition of CF Industries Holdings, Inc. (“CF”) and our offer to acquire the shares of CF expired on March 22, 2010. In March 2010 we sold our investment in CF, consisting of 1.2 million CF common shares.

Agricultural Outlook

According to the United States Department of Agriculture (the “USDA”), overall global consumption of grain stocks is expected to increase year-over-year for the 2009/2010 and 2010/2011 crop years. During 2010, global crop production has not been able to meet this demand. Droughts throughout Eastern Europe and the former Soviet Union, as well as high moisture levels flooding portions of Western Canada, materially impacted global wheat production in 2010. As well, the USDA reported downward revisions on U.S. corn yields during 2010, with its latest revision on November 9, 2010 bringing U.S. corn yields to 154.3 bushels/acre. As a result of these issues, the USDA is projecting that global grain inventories will be 427 million tonnes by mid-2011, a 63 million tonne decrease from 2009/2010.

The overall impact from declining crop inventories has been upward pressure on crop prices. More specifically, corn, wheat and soybean prices have experienced steady increases throughout 2010. This, in turn, has provided U.S. growers with forecasted above average economic returns for 2010 and into 2011, as reported by the USDA. As of November 2010, the USDA is projecting average 2010/11 realized cash corn prices to be $5.20/bushel. At these levels, the USDA has estimated that a corn grower is expected to achieve over $250 per acre in economic margins versus relatively tight margins over the last ten years at an average corn price of $2.76/bushel. The USDA has also reported that soybean prices are experiencing similar trends. The USDA is projecting average 2010/2011 realized soybean prices to be $11.45/bushel. At these levels, the USDA has estimated that a soybean grower is expected to achieve over $100 per acre in economic margins versus relatively tight margins over the last ten year period at an average soybean price of $6.91/bushel. Both corn and soybean economic margins are projected to be at historic highs in 2010 according to this USDA data.

Agrium believes that these improved fundamentals, as indicated by the USDA data, provide further incentive for growers to use more crop inputs in the back half of 2010 and into 2011.

Summary of the Offering

The following is a brief summary of certain of the terms of this offering. For a more complete description of the terms of the debentures, see “Description of the Debentures” in this Prospectus Supplement and “Description of Debt Securities” in the accompanying Prospectus.

Issuer	Agrium Inc.

Debentures Offered	U.S.$ aggregate principal amount of % debentures due 20 .

Interest Payment Dates	Interest on the debentures will accrue from and including December , 2010 and will be payable on and of each year, beginning , 2011. Interest will be payable to holders of record as of the immediately preceding and , respectively.

Maturity Date	, 20

Ranking	The debentures will be our direct, senior unsecured obligations, will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt. See “Description of the Debentures — Ranking” in this Prospectus Supplement.

As of September 30, 2010, we had approximately U.S.$1.828 billion of indebtedness outstanding that ranks equally with the debentures. As of September 30, 2010, on a pro forma basis after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”, we would have had approximately U.S.$ billion of indebtedness outstanding that ranks equally with the debentures.

The debentures will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries (including AWB and its subsidiaries) and of “Agrium”, our wholly-owned Alberta general partnership (the “Agrium Partnership”), and our proportionate share of our joint venture liabilities. See “Risk Factors — Risks Relating to the Securities — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of September 30, 2010, our subsidiaries (not including AWB and its subsidiaries) and the Agrium Partnership had, taken together with our proportionate share of our joint venture liabilities, approximately U.S.$1.685 billion of accounts payable and accrued liabilities (excluding intercompany liabilities) and, on a pro forma basis after giving effect to the AWB Acquisition as if it were completed on September 30, 2010 our subsidiaries (including AWB and its subsidiaries) and the Agrium Partnership would have had, taken together with our proportionate share of our joint venture liabilities, approximately U.S.$2.395 billion of accounts payable and accrued liabilities (excluding intercompany liabilities).

Further Issues	We may from time to time, without notice to, or the consent of, the holders of debentures, create and issue further debentures having the same terms and conditions in all respects as the debentures, except for the issue date, the issue price and the first payment of interest thereon.

Additional debentures issued in this manner will be consolidated with and will form a single series with the debentures being offered hereby.

Optional Redemption	We may redeem the debentures, in whole or in part, at our option, at any time and from time to time, at the applicable redemption prices set forth under the heading “Description of Debentures — Optional Redemption” in this Prospectus Supplement.

We may also redeem the debentures at our option, in whole but not in part, at any time on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debentures — Tax Redemption” in this Prospectus Supplement.

Sinking Fund	None.

Certain Covenants	The Indenture (as defined herein) governing the debentures contains certain covenants that, among other limitations, restrict our ability to amalgamate or consolidate with or merge into a third party or convey, transfer or lease all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis and limit our ability to create certain liens or enter into sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Debt Securities — Covenants” in the accompanying Prospectus.

Change of Control	We will be required to make an offer to purchase the debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein), as described under “Description of the Debentures — Change of Control” in this Prospectus Supplement.

Additional Amounts	Any payments made by us with respect to the debentures will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of debentures, we will pay the additional amount necessary so that the net amount received by the holders of the debentures after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada — U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities — Additional Amounts” in the accompanying Prospectus.

Use of Proceeds	The net proceeds to us from this offering of debentures will be approximately U.S.$ million. We intend to use the net proceeds from this offering to repay: (i) U.S.$125 million aggregate principal amount of our 8.25% debentures due February 15, 2011; and (ii) a portion of the borrowings under our Revolving Credit Facilities incurred in connection with the AWB Acquisition.

Form and Denomination	The debentures will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities will be in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. See “Description of the Debentures — The Depositary, Book-Entry and Settlement” in this Prospectus Supplement. Except as described under “Description of the Debentures” in this Prospectus Supplement and “Description of Debt Securities” in the accompanying Prospectus, debentures in definitive form will not be issued.

Governing Law	The debentures will be, and the Indenture is, governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon.

Risk Factors	Investment in the debentures involves risks. Before investing in the debentures, you should carefully consider the information in the “Risk Factors” sections of this Prospectus Supplement and the accompanying Prospectus and all other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus before investing in the debentures.

Selected Historical and Pro Forma Consolidated Financial Information

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the three year period ended December 31, 2009; and (ii) as at and for the nine month periods ended September 30, 2010 and 2009. The selected historical consolidated financial information as at and for each of the years in the three year period ended December 31, 2009 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the three year period ended December 31, 2009, audited by KPMG LLP and incorporated by reference into the accompanying Prospectus. The selected historical consolidated financial information as at and for the nine month periods ended September 30, 2010 and 2009 has been derived from, and should be read in conjunction with, our unaudited consolidated interim financial statements as at and for the nine month periods ended September 30, 2010 and 2009. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP, you should refer to our Annual GAAP Reconciliation and our Interim GAAP Reconciliation. See “Documents Incorporated by Reference in the Prospectus” in this Prospectus Supplement.

The following tables also set forth our selected pro forma consolidated financial information: (i) for the year ended December 31, 2009; and (ii) as at and for the nine-month period ended September 30, 2010, in each case after giving effect to the AWB Acquisition and the related financing assumptions as described in the pro forma financial statements, which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus. The selected pro forma consolidated financial information for the year ended December 31, 2009 has been derived from, and should be read in conjunction with: (a) our audited consolidated financial statements as at and for the year ended December 31, 2009 incorporated by reference into the accompanying Prospectus; (b) the audited consolidated financial statements of AWB as at and for the fiscal year ended September 30, 2009, prepared in accordance with A-IFRS (with a reconciliation of the AWB consolidated balance sheet and income statement as at and for the fiscal year ended September 30, 2009 to Canadian GAAP), which are, together with the audited consolidated financial statements of AWB as at and for the fiscal year ended September 30, 2010 prepared in accordance with A-IFRS (with a reconciliation of the relevant portions of the AWB consolidated balance sheet as of September 30, 2010 to Canadian GAAP), which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus; and (c) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 giving effect to the AWB Acquisition and the related financing assumptions as described in the pro forma financial statements which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus. The selected pro forma consolidated financial information as at and for the nine months ended September 30, 2010 has been derived from: (i) our unaudited consolidated financial statements as at and for the nine-month periods ended September 30, 2010 and 2009; (ii) the unaudited consolidated income statement of AWB for the nine-month period ended June 30, 2010 and the audited consolidated balance sheet of AWB as at September 30, 2010 prepared in accordance with A-IFRS; and (iii) our unaudited pro forma consolidated balance sheet as at September 30, 2010 and our unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2010 giving effect to the AWB Acquisition and the related financing assumptions as described in the pro forma financial statements prepared in accordance with Canadian GAAP (with differences between Canadian GAAP and U.S. GAAP quantified and included in the unaudited pro forma financial statements), which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus. Pro forma operating statement information gives effect to the pro forma adjustments as if the related transactions had occurred on January 1, 2009 and pro forma balance sheet information gives effect to the pro forma adjustments as if the related transactions had occurred on September 30, 2010.

In addition, the following tables provide a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with Canadian GAAP on a consolidated basis, for the nine months ended September 30, 2010 and for the year ended December 31, 2009.

Selected Historical and Pro-Forma Consolidated Operating Statement Items

							Nine Months
					Nine Months		Ended
	Year Ended December 31,				Ended		September 30,
				2009	September 30,		2010
	2007	2008	2009	(Pro Forma)	2009	2010	(Pro Forma)
	(millions of U.S. dollars, except per share amounts)

Net sales	$5,270	$10,031	$9,129	$13,804	$7,687	$8,174	$12,158

Gross profit	$1,598	$3,223	$1,943	$2,099	$1,560	$1,924	$2,218
Selling, general and administrative and other expenses	710	1,014	1,265	1,419	937	1,036	1,299
Depreciation and amortization	173	110	124	145	92	92	113
Goodwill impairment	—	—	—	64	—	—	3
Asset impairment	—	87	—	—	—	—	—
Earnings from equity investees	—	(4)	(27)	(34)	(19)	(19)	(28)

Earnings before interest expense, income taxes, discontinued operations and non-controlling interest	$715	$2,016	$581	505	$550	$815	$831

Net earnings	$441	$1,322	$366	180	$336	$556	$489

Basic earnings per share	$3.28	$8.39	$2.33	$1.15	$2.14	$3.54	$3.11
Diluted earnings per share	$3.25	$8.34	$2.33	$1.15	$2.13	$3.53	$3.09

Selected Historical and Pro-Forma Consolidated Balance Sheet Items

						As at
				As at		September 30,
	As at December 31,			September 30,		2010
	2007	2008	2009	2009	2010	(Pro Forma)
	(millions of U.S. dollars)
ASSETS
Current Assets
Cash and cash equivalents	$1,509	$374	$933	$225	$897	$—
Other current assets	2,079	4,764	4,187	4,232	4,160	5,829
Property, plant and equipment	1,772	2,036	1,782	1,686	1,921	2,063
Other assets	221	227	465	454	403	1,036
Goodwill and intangibles	251	2,436	2,418	2,426	2,397	2,443

Total assets	$5,832	$9,837	$9,785	$9,023	$9,778	$11,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$166	$610	$106	$163	$188	$836
Current portion of long-term debt	1	—	—	—	125	125
Other current liabilities	1,100	2,200	2,475	1,716	1,803	2,677
Long-term debt, less current portion	783	1,622	1,699	1,674	1,621	1,648
Other liabilities and non-controlling interests	694	1,295	913	903	917	961
Shareholders’ equity	3,088	4,110	4,592	4,567	5,124	5,124

Total liabilities and shareholders’ equity	$5,832	$9,837	$9,785	$9,023	$9,778	$11,371

Reconciliation of EBITDA and EBIT to Net Earnings

	Nine Months Ended September 30, 2010
			Advanced
	Retail	Wholesale	Technologies	Other	Consolidated
	(millions of U.S. dollars)

EBITDA	$445	$713	$24	$(112)	$1,070
Depreciation and amortization	82	153	14	7	256

EBIT	$363	$560	$10	$(119)	$814

Interest expense(1)	—	—	—	—	(77)
Income taxes(1)	—	—	—	—	(181)

Net earnings(1)	$—	$—	$—	$—	$556

	Year Ended December 31, 2009
			Advanced
	Retail	Wholesale	Technologies	Other	Consolidated
	(millions of U.S. dollars, except per share amounts)

EBITDA	$266	$607	$22	$(72)	$823
Depreciation and amortization	103	112	19	8	242

EBIT	$163	$495	$3	$(80)	$581

Interest expense(1)	—	—	—	—	(110)
Income taxes(1)	—	—	—	—	(105)

Net earnings(1)	$—	$—	$—	$—	$366

(1)	Interest expense and income taxes is available only on a consolidated basis and, as such, we are unable to provide a reconciliation of EBITDA and EBIT to net earnings for our business segments.

RISK FACTORS

An investment in the debentures involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, you should consider carefully the risk factors set forth herein, as well as the risk factors referenced in the accompanying Prospectus under the heading “Risk Factors” and in our management’s discussion and analysis for the year ended December 31, 2009 and for the three and nine month periods ended September 30, 2010, each of which is incorporated by reference in the accompanying Prospectus, under the headings “Key Business Sensitivities”, “Business Risks” and “Outlook, Key Risks and Uncertainties”, respectively. These risks are not the only risks we face. Additional risks not presently known to us or that we correctly deem immaterial may also impair our business and impact your investment in the debentures.

Risk Factors Relating to the Debentures

There is no market through which the debentures may be sold and your ability to transfer the debentures may be limited.

There is no established market for the debentures and purchasers may not be able to resell debentures purchased under this Prospectus Supplement and the accompanying Prospectus. In addition, we do not intend to list the debentures on any securities exchange. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active trading market for the debentures will develop. If an active trading market for the debentures does not develop, this may adversely affect the pricing of the debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the debentures and the extent of issuer regulation.

We may not be able to repurchase the debentures upon a Change of Control Triggering Event, and the Change of Control Triggering Event feature of the debentures may discourage a sale or make more difficult a takeover of Agrium

Upon the occurrence of a Change of Control Triggering Event, subject to certain conditions, we will be required to offer to repurchase all outstanding debentures at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of debentures will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of debentures tendered. In addition, the terms of our Revolving Credit Facilities provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under such facilities at that time and to terminate such facilities. Our future debt instruments may contain similar restrictions and provisions. If the holders of the debentures exercise their right to require us to repurchase all of the debentures upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of the debentures and repayment of our other debt.

In addition, the fact that a Change of Control Triggering Event may require us to purchase all of the outstanding debentures may, in certain circumstances, discourage a sale or make more difficult a takeover of Agrium.

We may issue additional debentures

Under the terms of the Indenture that governs the debentures, we may from time to time without notice to, or the consent of, the holders of the Debt Securities (as defined in the accompanying Prospectus) of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series, which Debt Securities, if of an existing series, will be equal in rank to the Debt Securities of that series in all material respects so that the new Debt Securities may be consolidated and form a single series with such Debt Securities and have the same terms as to status, redemption or otherwise as such Debt Securities. We may issue up to an additional U.S.$2 billion principal amount of Debt Securities pursuant to the accompanying Prospectus, including the debentures offered hereby, and could further amend the accompanying Prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

We have made only limited covenants in the Indenture for the debentures

The Indenture that governs the debentures does not:

•	establish a sinking fund for the debentures;

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the debentures in the event that we incur operating losses or other liquidity constraints;

•	limit our subsidiaries’ ability to incur indebtedness generally or indebtedness that would effectively rank senior to the debentures;

•	limit our ability to incur any indebtedness, including indebtedness generally or any indebtedness that is equal in right of payment to the debentures;

•	restrict our ability to enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the debentures;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debentures.

Risk Factors Relating to Agrium

Because we are a Canadian corporation, certain civil liabilities and judgments may not be enforceable against us

We are incorporated under the laws of Canada. Most of our officers and directors and most of the experts named elsewhere in this Prospectus Supplement and in the accompanying Prospectus are residents of Canada. A portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a holder of debentures to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for a holder of debentures to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

Impacts of the adoption of IFRS, effective January 1, 2011

Beginning January 1, 2011, we will prepare our financial statements in accordance with IFRS as adopted by the IASB. As of the date of this Prospectus Supplement, we are currently analyzing which accounting policies will be affected by the adoption of IFRS, and are quantifying the potential impact of these changes on our financial position and results of operations. Upon the adoption of IFRS, our financial position and results of operations reported in accordance with IFRS may differ compared to Canadian GAAP, and the differences may be material. In addition, the calculation of certain amounts pursuant to the defined terms and covenants under the Indenture pursuant to which the debentures will be issued may also be impacted by the adoption of IFRS.

Risk Factors Relating to the AWB Acquisition

We may fail to realize anticipated benefits of the AWB Acquisition, and our efforts to integrate AWB’s business into our existing business could result in the disruption of our ongoing business

We acquired AWB to continue the growth of our international retail business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of the AWB Acquisition may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating AWB’s business into our existing business. The integration of AWB’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The amount of time and effort required for integration may also be magnified, and the level of expected benefits may fail to materialize, due to many factors, including that certain of the current businesses in which AWB operates, including commodity management, general farm merchandise, water equipment, animal health and management products, livestock and wool marketing services, real estate agency and financial services, are not business lines in which Agrium currently operates. The integration process may result in the loss of key employees of Agrium and AWB and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the AWB Acquisition.

AWB’s internal controls and compliance standards and procedures may not be in line with Canadian and U.S. standards

AWB has not been subject to Canadian and U.S. internal control and regulatory compliance standards to which we are subject. AWB may have had internal control and compliance failures in the past, and our management team is commencing an evaluation of the effectiveness of the design and operation of AWB’s disclosure controls and procedures, internal control over financial reporting and other compliance standards and procedures. This evaluation may take time, and we may conclude that material weaknesses or other deficiencies in AWB’s disclosure controls and procedures and internal control over financial reporting may exist and that AWB’s compliance standards and procedures are not effective. The remediation of any weakness or deficiency may be costly and require management time and resources. Any such weakness or deficiency, or failure to remedy an existing weakness or deficiency, could materially adversely affect our business and financial condition and our ability to comply with applicable financial reporting requirements and other legal requirements.

We may face unexpected costs or liabilities related to the existing business of AWB

We may discover that we have acquired substantial undisclosed liabilities or have underestimated the magnitude of existing disclosed liabilities associated with AWB’s business and the AWB Acquisition. The existence of undisclosed liabilities or significant increases in the magnitude of estimated existing disclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our consolidated indebtedness has materially increased as a result of the AWB Acquisition, which increases our interest charges and our financial risk

In connection with the implementation of the AWB Acquisition, we borrowed approximately U.S.$390 million under our Revolving Credit Facilities. In addition, AWB had approximately A$461 million (approximately U.S.$444 million) in consolidated indebtedness as at September 30, 2010. As AWB became a wholly-owned subsidiary of Agrium following the implementation of the Scheme, AWB’s consolidated indebtedness is now included in our consolidated indebtedness. See “Consolidated Capitalization” and “Summary — Recent Developments — The AWB Acquisition”. Such borrowings will represent a material increase in our consolidated indebtedness resulting in an increase in our interest charges and a corresponding increase in our financial risk. We would have had U.S.$      billion of net indebtedness as of September 30, 2010, on a pro forma basis, after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”. We cannot assure you that the increase in our consolidated indebtedness will not have a negative effect on the current credit ratings on our rated long term debt, including the debentures. Our degree of leverage could have other important consequences for you, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit our ability to pay interest or any other amounts required to be paid on the debentures, including the repayment of principal and a premium, if applicable, upon maturity or upon a change of control of Agrium;

•	certain of our borrowings, including borrowings under our Revolving Credit Facilities are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.

Under the terms of our Revolving Credit Facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or fundamental changes in our business or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business.

Change of control provisions in AWB’s agreements triggered upon completion of the AWB Acquisition may lead to adverse consequences

AWB is a party to agreements that contain change of control provisions that may have been triggered upon the completion of the AWB Acquisition as a result of us holding securities representing a majority of the voting power over AWB. The operation of these change of control provisions could result in unanticipated expenses and/or cash payments following the completion of the AWB Acquisition as well as termination of otherwise available sources of financing for AWB or its subsidiaries. In addition, certain agreements governing joint ventures, or other similar investment structures, to which AWB or its subsidiaries are a party contain change of control provisions granting counterparties the right to purchase assets or AWB’s interest, direct or indirect, in such joint ventures or other investment structures upon a change of control of AWB. This right to purchase may allow the relevant counterparties to purchase such assets or interests at a discount to fair market value. Unless these change of control provisions are waived by the relevant counterparty or counterparties, the operation of these provisions could adversely affect our consolidated results of operations and financial condition or could result in the requirement that we sell certain of AWB’s assets or investments at less than their fair market value.

Risk Factors Relating to the Business of AWB

Certain of the following risk factors relating to the business of AWB have been prepared by AWB and are reproduced from the Scheme Booklet dated October 7, 2010, which was distributed by AWB to holders of AWB Shares in connection with the Scheme and its approval.

AWB is exposed to both Australian and international weather patterns and natural disasters and associated changes in agricultural activity

Variability in weather conditions and natural disasters may impact key drivers of AWB’s earnings including: crop size and quality, supply and demand, characteristics in agricultural markets, market prices for agricultural commodities, pests and farming behaviour and economic activity.

AWB’s business units are exposed to volatility in market prices for agricultural commodities and freight

Earnings of each of AWB’s business units are exposed in various ways to fluctuations in prices for agricultural commodities and freight. This includes both input prices (such as crop chemicals and fertilisers and freight) and output prices (such as grains and oilseeds). Changes in prices can impact on AWB’s profitability in several ways, including on local and international demand and supply patterns, the volume of business undertaken in various different business units, the value of inventory and freight positions and related hedge instruments and the level of working capital required to fund business activities. Earnings can be impacted by changes in both the absolute level of prices, and the relative level of prices between local and international markets for similar commodities and freight.

AWB’s earnings can be impacted by market dynamics and trading strategy

A portion of AWB’s profit each year is generated from positional trading. While these activities are conducted within strict risk limits, their level of success relies upon the differential quality of AWB’s analysis and execution and the existence, nature and timing of exogenous market factors.

Further, by their nature, the outcome of positional trades cannot be accurately forecast, nor the timing of the strategy associated with the position concluded within pre-defined accounting reporting periods, and this can lead to additional earnings variability.

AWB could be negatively impacted by a loss of accreditation in Australia

AWB’s ability to export wheat is dependent on accreditation by Wheat Exports Australia (the “WEA”), a branch of the Australian government. If AWB were to lose this accreditation, it would not be able to export wheat in bulk, which would significantly impact future earnings of AWB’s Commodity Management business and our consolidated future earnings. AWB has in the past been subject to administrative inquiries and investigations by the WEA relating to certain of AWB’s wheat export activities. These inquiries and investigations are no longer ongoing and did not result in any loss of accreditation by AWB. Although we have no reason to believe that any further action will be taken by the WEA, we cannot assure you that the WEA will not in the future undertake inquiries or investigations relating to AWB’s Commodity Management business and that the result of any such inquiries and investigations would not have a material adverse effect on future earnings of AWB’s Commodity Management business.

AWB has been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme

On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.

On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of U.S.$10 billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232 million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. See Note 41 to the audited consolidated financial statements of AWB as at and for the fiscal year ended September 30, 2010, which are included in the AWB BAR and incorporated by reference into the accompanying Prospectus, for more information on this lawsuit and other claims relating to AWB’s participation in the OFFP.

As the impact on the operations of AWB arising from this legal action has not yet been fully determined, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, the litigation costs and a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.

AWB is subject to refinancing requirements

AWB is exposed to risks relating to its ability to obtain refinancing of its existing debt instruments and facilities and the terms of such refinancing. If some or all of these facilities are refinanced, they may be on less favourable terms for AWB than is currently the case.

AWB is exposed to interest rate risk

AWB’s interest cost on floating rate debt is exposed to changes in benchmark interest rates. AWB may manage its exposure to adverse fluctuations in floating interest rates by entering into interest rate hedging instruments, however the impact of interest rate hedging may be negative depending on the direction, timing and magnitude of movements in underlying rates.

AWB is subject to dispute and litigation risk

AWB, like any other business, is subject to the risk of becoming involved in disputes and litigation. At present, AWB is facing a number of litigation claims, and may be subject to further disputes and potential litigation. Any material or costly dispute or litigation could adversely impact AWB and our consolidated financial position and results of operations.

AWB is exposed to counterparty and sovereign risk

AWB is exposed to counterparty risk as part of its normal operations. AWB enters into contracts with a number of private and public entities, including governments and governmental agencies located throughout the world. In the event of non-performance by these counterparties, there may be a negative impact on AWB.

AWB trades in a number of foreign jurisdictions, including some countries in which trade sanctions have been applied. AWB is subject to commercial risks associated with obtaining trade or other approvals from sovereign governments.

Our proposed sale of a substantial part of AWB’s Commodity Management businesses and the release of working capital from Harvest Finance may not be completed and the proceeds may vary depending upon the future net asset values of the relevant businesses.

Our sale of substantial parts of AWB’s Commodity Management businesses to Cargill may not close at all or in the time frame we anticipate. The purchase price will be based on the net asset value of the businesses at the completion time of the transaction, which may be less than the net asset value of the businesses as at September 30, 2010. The release of working capital from Harvest Finance will occur over a period of time and the working capital released over this period may be less than the net asset value as at September 30, 2010.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended), or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together, “forward-looking statements”) are generally identifiable by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2009 incorporated by reference in the accompanying Prospectus, including under the heading “Outlook”, and in our management’s discussion and analysis for the three and nine month periods ended September 30, 2010 incorporated by reference in the accompanying Prospectus;

•	our 2010 key corporate goals, including expansion and growth of our business and operations;

•	estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	future crop input volumes, prices and sales;

•	availability of raw materials, particularly phosphate rock and gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	the terms of this offering of debentures;

•	our ratings outlook;

•	environmental and civil liabilities;

•	our planned use of proceeds in respect of the offering of the debentures;

•	our future results and plans, including any expected benefits received from our recent acquisitions, including the AWB Acquisition;

•	our announced divestiture of substantial parts of AWB’s ICM Business and ACM Business and the release of working capital from Harvest Finance;

•	synergies resulting from, and our integration plans relating to, the AWB Acquisition; and

•	various other actions to be taken in connection with the AWB Acquisition.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Prospectus Supplement or in the accompanying Prospectus or in any document incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

•	general economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; tightening of the labour market; and availability of labour supply;

•	changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost in inventory between the time of purchase and sales;

•	changes in government policies, legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture, safety, the environment, greenhouse gas and others, including potential imposition of changes to price controls on crop inputs in certain markets and potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

•	actions by competitors and others that include changes to industry capacity, utilization rates and product pricing;

•	performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and ability to transport or deliver supply to markets;

•	general operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

•	future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labour disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian MISR Fertilizer Production Company S.A.E. (“MOPCO”), Argentine Profertil nitrogen facilities, and South American retail operations;

•	environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain, including risk of injury to employees and contractors, possible environmental contamination, risks associated with the storage and use of chemicals and the security of our facilities and personnel;

•	strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets (including in respect of the AWB Acquisition); and the introduction of technologies in the agricultural industry which may be disruptive to our businesses;

•	integration risks that might cause anticipated synergies from the AWB Acquisition to be less than expected, including: AWB’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of AWB with our existing business as planned or within the times predicted; the fact that AWB has not been subject to U.S. and Canadian internal control and compliance standards; our inability to consummate the announced divestiture of a substantial part of the AWB’s Commodity Management business; the potential inability to implement changes in time for the 2010/2011 growing season in Australia and New Zealand; the potential loss of key personnel; and other industry factors which may affect our and AWB’s businesses generally and thereby impact the demand from growers for crop inputs; and

•	other factors described in this Prospectus Supplement and in the accompanying Prospectus, in each case under the heading “Risk Factors” and in our management’s discussion and analysis for the year ended December 31, 2009 and for the three and nine month periods ended September 30, 2010, each of which is incorporated by reference in the accompanying Prospectus under the headings “Business Risks” and “Outlook, Key Risks and Uncertainties”.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including the AWB Acquisition, into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained in this Prospectus Supplement and in the accompanying Prospectus or in any document incorporated by reference therein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of our forward-looking statements and undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth herein include the following:

•	grain and nutrient benchmark prices in 2011 are expected to remain above historic levels;

•	crop nutrient, crop protection and seed markets are expected to return to more normal volumes in 2011 compared to 2009 and 2010;

•	high operating rates are expected for the majority of our facilities for the remainder of 2010 and in 2011, with the exception of routinely scheduled turnarounds at several plants;

•	our ability to successfully integrate, and realize the anticipated benefits of, our acquisitions, including the AWB Acquisition;

•	our ability to operate AWB’s business profitably, including in respect of our ability to operate AWB’s retail business and achieve margins closer to those we currently obtain in our existing retail businesses;

•	reduced administrative expenses in the combined entity following the AWB Acquisition;

•	the timing for implementation of business practices to effect these synergies;

•	our success in integrating our business systems with those of AWB; and

•	our success in integrating supply chain management processes following the AWB Acquisition.

The above items and their possible impact are discussed more fully in this Prospectus Supplement and in the accompanying Prospectus, in each case under the heading “Risk Factors” and in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2009 incorporated by reference in the accompanying Prospectus and in particular the sections titled “Key Business Sensitivities” and “Business Risks” in such management’s discussion and analysis, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and nine month periods ended September 30, 2010 incorporated by reference in the accompanying Prospectus and in particular the section titled “Outlook, Key Risks and Uncertainties” in such management’s discussion and analysis, and are further discussed in the “Risk Factors” section in this Prospectus Supplement and in the accompanying Prospectus. Consequently, all of the forward-looking statements made in this Prospectus Supplement and made or incorporated by reference in the accompanying Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED MINERAL RESOURCES

In the accompanying Prospectus and the documents incorporated by reference therein, we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, SEC Industry Guide 7 does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

USE OF PROCEEDS

The net proceeds to us from this offering of debentures will be approximately U.S.$     million after deducting the underwriting commission of approximately U.S.$     million and the estimated offering expenses payable by us of approximately U.S.$     million. We intend to use the net proceeds from this offering to repay: (i) U.S.$125 million aggregate principal amount of our 8.25% debentures due February 15, 2011; and (ii) a portion of our outstanding borrowings under our Revolving Credit Facilities incurred in connection with the AWB Acquisition. Other drawdowns under our Revolving Credit Facilities over the past two years were used by us to fund acquisitions by us and capital expenditures, as well as for general corporate purposes. See “Summary — Recent Developments — The AWB Acquisition”.

The use of the net proceeds of the offering of debentures is consistent with our stated objective of maximizing and growing our base Retail business unit, providing a stable earnings flow from diversified assets and continuing to expand through acquisitions.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at September 30, 2010:

•	on an actual basis; and

•	on a pro forma, as adjusted basis after giving effect to the AWB Acquisition, the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”;

in each case, as applicable, on September 30, 2010.

	September 30, 2010(1)
		Pro forma,
		as adjusted
		after giving
		effect to the
		issuance of the
		debentures and the
	Actual	AWB Acquisition
	(millions of U.S.$)

Cash and cash equivalents	$897	$

Bank indebtedness(2)(3)(4)(5)(6)	188		(7)
Long-term debt, including current portion (recourse)(8)(9)	1,746		(10)
Debentures offered hereby(11)	—
Shareholders’ equity(12)(13)(14)	5,124

Total capitalization	$7,058	$

(1)	For the purposes of this table and the foregoing notes, all Canadian and Australian dollar amounts have been converted to U.S. dollars using the exchange rates at September 30, 2010 of Cdn.$1.00 = U.S.$0.9711 and A$1.00 = U.S.$0.9642. As at December 14, 2010, such exchange rates were Cdn.$1.00 = U.S.$0.9959 and A$1.00 = U.S.$0.9996.

(2)	As of December 14, 2010, our bank indebtedness had increased by U.S.$668 million to U.S.$856 million since September 30, 2010, as a result of borrowings related to the AWB Acquisition and working capital needs and the inclusion of AWB’s consolidated bank indebtedness as part of our consolidated bank indebtedness. See Note 4 below.

(3)	We have committed, unsecured five-year syndicated revolving credit facilities that mature on July 24, 2012, subject to extension by our lenders (the “Revolving Credit Facilities”). The Revolving Credit Facilities are comprised of a U.S.$475 million credit facility available to us and a U.S.$300 million credit facility available to Agrium U.S. Inc. The Revolving Credit Facilities include a provision that allows us to expand the facilities by up to U.S.$25 million. As at September 30, 2010, we had U.S.$79 million of outstanding letters of credit issued under the Revolving Credit Facility which reduced credit available under such facilities to U.S.$696 million. In connection with the closing of the AWB Acquisition, we borrowed approximately U.S.$390 million under the Revolving Credit Facilities which, taken together with cash and cash equivalents on hand, was used to complete the AWB Acquisition. See “Summary — Recent Developments — The AWB Acquisition” and “Use of Proceeds” in this Prospectus Supplement. After giving effect to such draw down, we had U.S.$306 million in unused committed capacity under the Revolving Credit Facilities.

(4)	As at September 30, 2010, AWB had outstanding bank indebtedness of A$433 million (U.S.$417 million) as reflected in AWB’s consolidated balance sheet as at September 30, 2010, which is included in the AWB BAR and incorporated by reference into the accompanying Prospectus. As at December 14, 2010, AWB had outstanding bank indebtedness of A$272 million (U.S.$272 million) and total indebtedness of A$298 million (U.S.$298 million). As AWB became a wholly-owned subsidiary of Agrium following the implementation of the

Scheme, AWB’s consolidated indebtedness is now included in our consolidated indebtedness. See “Summary — Recent Developments — The AWB Acquisition”.

(5)	Agroservicios Pampeanos S.A. has an aggregate of U.S.$80 million of available credit facilities, of which U.S.$34 million is guaranteed by us and/or Agrium U.S. Inc.

(6)	Agrium Europe has an aggregate of U.S.$193 million of available credit facilities, of which U.S.$164 million is guaranteed by us. Of the total, approximately U.S.$1 million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items held by Agrium Europe with a total carrying value of approximately U.S.$5 million. The utilized balance as at September 30, 2010 was approximately U.S.$139 million.

(7)	Adjusted for the approximately U.S.$390 million of borrowings incurred by us under our Revolving Credit Facilities in connection with the AWB Acquisition and the repayment of a portion thereof, as described under “Use of Proceeds”.

(8)	We have outstanding unsecured senior debentures in the aggregate amount of U.S.$1,150 million. The senior debentures were issued in five tranches: (i) U.S.$100 million 7.70% debentures due 2017; (ii) U.S.$125 million 7.80% debentures due 2027; (iii) U.S.$125 million 8.25% debentures due 2011; (iv) U.S.$300 million 7.125% debentures due 2036; and (v) U.S.$500 million 6.75% debentures due 2019. We also have outstanding a U.S.$460 million floating rate bank loan due 2013. These debentures and bank loan require us to comply with certain covenants.

(9)	Includes a capital lease obligation on our head office facilities which had a net book value of U.S.$15 million as at September 30, 2010. The lease is denominated in Canadian dollars, bears interest at 7% per annum and expires in March 2019. Includes U.S.$99 million in long-term loans in favour of Agroservicios Pampeanos S.A. of which U.S.$93 million is guaranteed by us. Also includes U.S.$19 million in long-term loans in favour of Profertil.

(10)	Adjusted for the repayment of the U.S.$125 million aggregate principal amount of our 8.25% debentures due February 15, 2011, as described under “Use of Proceeds”.

(11)	After deducting the underwriting commission of approximately U.S.$ million and estimated offering expenses payable by us of approximately U.S.$3.0 million.

(12)	Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at September 30, 2010, there were 157,503,123 common shares and no preferred shares outstanding.

(13)	We are party to an amended and restated shareholder rights plan agreement dated May 12, 2010 (the “Rights Plan”). Under the Rights Plan one right has been issued and attached to each common share outstanding and will be attached to each common share subsequently issued. See “Description of Share Capital — Shareholder Rights Plan” in the accompanying Prospectus.

(14)	As at September 30, 2010, we had options outstanding to purchase an aggregate of approximately 2,736,675 common shares at a weighted average exercise price of U.S.$35.55. In April 2004, our shareholders approved a modification to our stock option plan to include a cash feature which gives the holders a right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price.

DESCRIPTION OF THE DEBENTURES

The following is a description of the principal terms of the debentures. This description does not purport to be complete and is subject to the trust indenture dated May 16, 2006 (the “Indenture”) between us and The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the SEC. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities with respect to the debentures offered hereby as set forth under “Description of Debt Securities” in the accompanying Prospectus.

As used under this heading “Description of the Debentures”, all references to “we”, “us”, “our” and “Agrium” shall mean Agrium Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries (including AWB and its subsidiaries), its proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A., and any partnership of which it is a partner, including the Agrium Partnership and its significant equity investments. All capitalized words used under this heading “Description of the Debentures” and not defined herein have the meanings provided for in the accompanying Prospectus.

General

Payment of the principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be made in United States dollars.

The debentures initially will be issued in an aggregate principal amount of U.S.$     and will bear interest at the rate of    % per year.

We will pay interest on the debentures semi-annually on    and    of each year, beginning    , 2011 or from the most recent date to which interest has been paid or provided for, to the registered holders of the debentures on the preceding    or    respectively. The debentures will mature on    , 20    . The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest payment date, redemption date or the maturity date of the debentures falls on a day that is not a Business Day, the related payment of principal, Additional Amounts, if any, redemption amounts, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of the debentures, as the case may be.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

We may from time to time without notice to, or the consent of, the holders of the Debt Securities of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series. We may issue up to U.S.$2 billion principal amount of Debt Securities pursuant to the accompanying Prospectus, including the debentures offered hereby, and could amend the accompanying Prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

The debentures will not be entitled to the benefits of any sinking fund.

The debentures will be represented by Global Securities registered in the name of Cede & Co., the nominee of DTC. Except as described below and under the heading “The Depositary, Book-Entry and Settlement” below, debentures in definitive form will not be issued.

The nominee of DTC, as holder of record of the Global Securities, will be entitled to receive payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “The Depositary, Book-Entry and

Settlement” below. In the event that debentures are issued in definitive form, principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be payable, and the debentures will be exchangeable and transferable, at an office or agency of the Trustee in New York, New York, except that at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.

Debentures will be issued solely as registered debentures issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. No service charge will be made for any transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

The debentures will be our direct, senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt.

As of September 30, 2010, we had approximately U.S.$1.828 billion of indebtedness outstanding that ranks equally with the debentures. As of September 30, 2010, on a pro forma basis after giving effect to the issuance and sale of the debentures offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds”, we would have had approximately U.S.$   billion of indebtedness outstanding that ranks equally with the debentures.

The debentures will be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries (including AWB and its subsidiaries) and the Agrium Partnership, and our proportionate share of our joint venture liabilities. See “Risk Factors — Risks Relating to the Securities — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of September 30, 2010, our subsidiaries (not including AWB and its subsidiaries) and the Agrium Partnership had, taken together with our proportionate share of joint venture liabilities, approximately U.S.$1.685 billion of accounts payable and accrued liabilities (excluding intercompany liabilities) and, on a pro forma basis after giving effect to the AWB Acquisition as if it were completed on September 30, 2010 our subsidiaries (including AWB and its subsidiaries) and the Agrium Partnership would have had, taken together with our proportionate share of our joint venture liabilities, approximately U.S.$2.395 billion of accounts payable and accrued liabilities (excluding intercompany liabilities).

Optional Redemption

The debentures will be redeemable at any time and from time to time. Prior to    , 20     (six months prior to the maturity date of the debentures), the debentures will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus     basis points, plus accrued interest thereon to the date of redemption.

If the debentures are redeemed on or after    , 20     (six months prior to the maturity date of the debentures), they may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued interest thereon to the date of redemption.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

Reference Treasury Dealer Quotations, or (B) if we are unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. or any designee selected by any named Reference Treasury Dealer plus two others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing Reference Treasury Dealers shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not less than 30 days and not more than 60 days before the redemption date to each registered holder of the debentures to be redeemed. If less than all of the debentures are redeemed, the Trustee will select the debentures to be redeemed by a method determined by the Trustee to be fair and appropriate.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures or portions thereof called for redemption.

If notice of redemption has been given as provided in the Indenture for the debentures, unless we default in the payment of the redemption price and accrued interest on such debentures, such debentures will cease to bear interest from and after the date fixed for such redemption specified in such notice and the only right of the holders of the debentures will be to receive payment of the redemption price plus accrued interest to the date of redemption.

Tax Redemption

The debentures will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Prospectus Supplement; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the debentures). See “Description of Debt Securities — Additional Amounts” in the accompanying Prospectus.

Change of Control

If a Change of Control Triggering Event occurs with respect to the debentures, unless we have exercised our right to redeem the debentures, as described above, holders of the debentures that have not been redeemed will have the right to require us to repurchase all or any part equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof of such debentures pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of debentures repurchased plus accrued and unpaid interest, if any, on the debentures repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of debentures being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at our option, prior to a Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of debentures, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. We must comply with the requirements of Rule 14e-1 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date, we will be required to:

•	accept for payment all debentures or portions of debentures properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all debentures or portions of debentures properly tendered; and

•	deliver or cause to be delivered to the Trustee the debentures properly accepted, together with an officers’ certificate stating the aggregate principal amount of debentures or portions of debentures being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of debentures, the following definitions are applicable:

“Below Investment Grade Rating Event” means the debentures are rated below an Investment Grade Rating by each of the Rating Agencies, on any date from the earlier of (i) the date of the Change of Control and (ii) the date of the public notice of an arrangement or transaction that could result in a Change of Control, until the end of the 60-day period following such date, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the debentures is under publicly announced consideration for a possible downgrade by either of the Rating Agencies if the other Rating Agency has already lowered its ratings on the debentures as aforesaid, such extension to continue for so long as consideration for a possible downgrade continues by such Rating Agency. Notwithstanding the foregoing, a rating below an Investment Grade Rating shall not be deemed to have occurred with respect to a Change of Control (and thus shall not result in a Change of Control Triggering Event) if a Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Trustee or Agrium in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of the applicable Change of Control (whether or not the actual Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our subsidiaries, including the Agrium Partnership, taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) other than us or any of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50 percent of our common shares or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) the first day on which a majority of the members of our board of directors are not Continuing Directors; (4) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, our company, in any such event pursuant to a transaction in which any of our outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (5) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly-owned Subsidiary of a Person (as such terms are defined in the accompanying Prospectus) and (2) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of our common shares, or other voting shares into which our common shares are reclassified, consolidated, exchange or changed immediately prior to that transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of debentures to require us to repurchase such holder’s debentures as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the debentures.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date of the issuance of the debentures, or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy circular in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P.

“Rating Agencies” means (1) each of Moody’s and S&P, and (2) if any of Moody’s or S&P ceases to rate the debentures or fails to make a rating of the debentures publicly available for any reason, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all debentures properly tendered and not withdrawn under its offer.

An event of default with respect to the series of securities of which the debentures form a part shall be deemed to occur upon the failure by us to comply with the terms of the covenant set forth in this “— Change of Control” section. If such an event of default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the outstanding series of securities of which the debentures form a part may declare the principal amount of such securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. The consent of holders of not less than a majority in principal amount of the outstanding series of securities of which the debentures form a part is required to (i) modify or amend the provisions of this section (including the provisions of this paragraph), and (ii) waive a past default or event of default on account of a breach of our obligations under this section.

The Change of Control Triggering Event may in certain circumstances make more difficult or discourage a sale or takeover of Agrium. We could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the debentures.

We may not have sufficient funds to repurchase all of the debentures upon a Change of Control Triggering Event. See “Risk Factors — Risk Factors Relating to the Debentures — We may not be able to repurchase the debentures upon a Change of Control Triggering Event”.

The Depositary, Book-Entry and Settlement

DTC will act as securities depositary for the debentures. The debentures may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, depositories for Euroclear and Clearstream, clearing corporations and certain other organizations (“Direct Participants”). DTC is a wholly-owned subsidiary of the Depositary Trust Clearing Corporation owned by a number of its Direct Participants and by The New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of debentures within the DTC system must be made by or through Direct Participants, which will receive a credit for the debentures on DTC’s records. The ownership interest of each actual purchaser of debentures (a “Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings from the Direct Participants or Indirect Participants through which the Beneficial Owners hold debentures. Transfers of ownership interests in the debentures will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the debentures, except under the limited circumstances described under “Discontinuance of Depositary’s Services” below.

To facilitate subsequent transfers, all the debentures deposited by Participants with DTC will be registered in the name of Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debentures with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the debentures. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the debentures are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such debentures to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the debentures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debentures are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of debentures.

Payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of principal, Additional Amounts, if any, redemption amounts, if any, and interest to DTC is the responsibility of us or the responsibility of the Trustee, disbursements of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect Participants to exercise any rights under the debentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities as represented by a global certificate.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Furthermore, such information is subject to any changes to these procedures that may be instituted unilaterally by DTC and to any changes to the arrangements between us and DTC.

Neither the Trustee nor we will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Discontinuance of Depositary’s Services

A Global Security shall be exchangeable for debentures registered in the names of persons other than DTC or its nominee or a successor depositary or other depositary or its nominee only if:

•	DTC or such successor depositary, as applicable, notifies us that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed by us within 90 days;

•	DTC or such successor depositary, as applicable, at any time, ceases to be a clearing agency registered under the Exchange Act at which time DTC or such successor depositary, as applicable, is required to be so registered to act as such depositary and no successor depositary shall have been appointed by us within 90 days;

•	we, in our sole discretion, determine that such Global Security shall be so exchangeable; or

•	there shall have occurred and shall be continuing an event of default under the Indenture with respect to the debentures and the Trustee has received through DTC a request from an owner of a beneficial interest in any Global Securities to exchange such Global Security for debentures so registered.

Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for debentures registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.

The Trustee

The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., is the trustee under the Indenture.

TRADING PRICE AND VOLUME OF COMMON SHARES

Our common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “AGU”. The following table sets out the high and low prices and trading volumes of our common shares on the TSX for the periods indicated as reported by Bloomberg Finance L.P. for the twelve-month period preceding the date of this Prospectus Supplement:

Period	High Price	Low Price	Volume
	(Cdn. $)	(Cdn. $)	(in 000,000s)

2009
December	68.47	58.96	18.38
2010
January	73.40	60.00	19.26
February	70.15	60.80	16.56
March	74.60	67.93	16.65
April	72.25	60.76	18.11
May	64.00	55.05	18.88
June	58.15	51.39	17.13
July	65.25	51.84	20.30
August	74.72	64.45	30.14
September	81.04	74.12	17.88
October	91.25	73.91	19.54
November	90.92	78.16	19.32
December 1-14	86.99	80.85	8.57

Our common shares also trade on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. The following table sets out the high and low prices and trading volumes of our common shares on the NYSE for the periods indicated as reported by Bloomberg Finance L.P. for the twelve-month period preceding the date of this Prospectus Supplement:

Period	High Price	Low Price	Volume
	(U.S.$)	(U.S.$)	(in 000,000s)

2009
December	65.25	56.51	13.00
2010
January	71.10	56.10	10.54
February	67.21	56.85	10.04
March	73.76	64.84	11.90
April	71.45	59.83	9.86
May	63.24	51.46	13.57
June	55.84	48.83	10.23
July	63.46	47.96	12.24
August	70.75	62.79	17.85
September	78.96	70.32	7.53
October	89.16	72.33	8.95
November	89.68	76.35	8.29
December 1-14	86.78	80.09	3.83

INTEREST COVERAGE RATIOS

Our following interest coverage ratios are calculated on a consolidated basis for each of the twelve month periods ended December 31, 2009 and September 30, 2010. The interest coverage ratios set out below have been prepared and included in this Prospectus Supplement in accordance with Canadian disclosure requirements. The following ratios give effect to the issuance of the debentures being offered hereby and the application of the net proceeds therefrom as described under the “Use of Proceeds”. See “Use of Proceeds” and “Consolidated Capitalization” in this Prospectus Supplement. These ratios do not purport to reflect the actual interest coverage ratios that would have resulted if such transaction had actually occurred on January 1, 2009, nor are they indicative of interest coverage ratios for any subsequent or future periods.

	December 31, 2009	September 30, 2010

Interest coverage on long-term debt(1)(2)(3)

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our annual interest expense on long-term debt for the relevant period, subject to the adjustments described above under the heading “Interest Coverage Ratios”.

(2)	The pro forma interest coverage ratios calculated using our unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010 (giving effect to the AWB Acquisition and the related financing assumptions as described therein) included in the AWB BAR, which is incorporated by reference into the accompanying Prospectus, were for the twelve month period ended December 31, 2009 and for the nine month period ended September 30, 2010.

(3)	The interest coverage ratios have been calculated excluding the carrying charges for the U.S.$ million and U.S.$ million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2009 and September 30, 2010, respectively, and the interest expense for the U.S.$ million and U.S.$ million of indebtedness under our Revolving Credit Facilities as at December 31, 2009 and September 30, 2010, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve month periods ended December 31, 2009 and September 30, 2010 would have been and , respectively.

After adjusting for the issuance and sale of the debentures being offered hereby and the application of the net proceeds therefrom as described under the “Use of Proceeds”, our interest requirements on long-term debt amounted to U.S.$     million and U.S.$     million for the twelve month periods ended December 31, 2009 and September 30, 2010, respectively, and our net income before interest expense on long-term debt and income taxes for the twelve month periods ended December 31, 2009 and September 30, 2010 was U.S.$     million and U.S.$     million, respectively, which is    times and    times our adjusted interest requirements for such periods, respectively.

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the debentures having regard to their own particular circumstances, including any consequences of an investment in the debentures arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of debentures pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the debentures in carrying on business in Canada, deals at arms’ length with Agrium and any transferee who is resident in Canada for the purposes of the Tax Act and to whom the purchaser assigns or otherwise transfers a note, and holds the debentures as capital property (each such purchaser referred to herein as a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of section 142.2 of the Tax Act or to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the debentures.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by the Department of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the debentures.

The payment of interest on the debentures by Agrium to a Non-Resident Holder, including any amounts paid or credited by Agrium to a Non-Resident Holder as, on account of, in lieu of or in satisfaction of interest on the debentures, will not be subject to withholding under the Tax Act. There will be no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the debentures or the receipt of interest on the debentures by a Non-Resident Holder.

Certain U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of debentures by United States persons (as defined below) who purchase debentures in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the debentures as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, qualified retirement accounts, individual retirement accounts and other tax-deferred accounts, persons that are traders in securities that elect to apply a mark-to-market accounting method, regulated investment companies, real estate investment trusts, tax-exempt organizations, persons who hold an interest in a partnership or other pass-through entity that owns debentures, persons holding the debentures as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, U.S. Holders subject to the alternative minimum tax provisions of the Code, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the debentures and does not address any aspect of gift, estate or inheritance, or state, local or non-U.S. tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, administrative rulings, and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary. No ruling has been or will be obtained from the IRS regarding any matter discussed herein. Counsel has not rendered any legal opinion regarding any tax consequences related to this Prospectus Supplement.

Persons considering the purchase, ownership or disposition of debentures should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or non-U.S. taxing jurisdiction.

As used in this section, the term “United States person” means a beneficial owner of a debenture that is (i) a citizen or resident alien of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect to be so treated under applicable U.S. Treasury regulations.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a debenture, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a debenture should consult its own tax advisors.

Payments of Interest

Interest on a debenture will generally be includible by a U.S. Holder as ordinary income at the time the interest is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code and U.S. Treasury regulations. For U.S. foreign tax credit purposes, interest income on a debenture generally will constitute foreign source income and generally will be considered either “passive category income” or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

It is not expected that the debentures will be issued with original issue discount (“OID”). If, however, the stated redemption price of a debenture exceeds its issue price by more than a de minimis amount, a U.S. Holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the debenture as interest income. Such U.S. Holder’s adjusted tax basis in a debenture would be increased by the amount of any OID included in such U.S. Holder’s gross income. In compliance with Treasury regulations, if we determine that the debentures have OID, we will provide certain information to the IRS and U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Retirement or Other Disposition of the Debentures

For U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in a debenture will generally be the amount such U.S. Holder paid for the debenture. Upon the sale, exchange, retirement or other disposition of a debenture, a U.S. Holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the debenture. Such gain or loss generally will constitute long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident, any such gain or loss generally will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a debenture and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding (currently at a rate of 28 percent) may apply to such payments if such U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may be refundable to the extent it exceeds such liability if the U.S. Holder furnishes required information to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Recently Enacted Legislation

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, interest on the debentures and capital gains from the sale or other disposition of the debentures, subject to certain limitations and exceptions.

New United States return disclosure obligations (and related penalties for failure to disclose) have also been imposed on United States individuals that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the debentures.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

UNDERWRITING

We intend to offer the debentures through the underwriters. BNP Paribas Securities Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement dated the date of this Prospectus Supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of debentures listed opposite their names below:

Principal Amount of
Underwriter	Debentures

BNP Paribas Securities Corp.	U.S.$
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
NBF Securities (USA) Corp.
Rabo Securities USA, Inc.
CIBC World Markets Corp.
RBS Securities Inc.
TD Securities (USA) LLC

Total	U.S.$

The purchase agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the debentures if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof.

The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The debentures are not being offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any debentures purchased by it in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the debentures will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The underwriters have advised us that they propose to offer the debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of    % of the principal amount of the debentures. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of    % of the principal amount of the debentures. After the initial public offering of the debentures, the public offering price, concessions and discounts may be changed. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debentures is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The expenses of the offering, not including the underwriting commissions, are estimated to be approximately U.S.$3.0 million and are payable by us.

New Issue of Debentures

The debentures are a new issue of securities with no established trading market. The debentures will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active trading market for the debentures will develop. If an active trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, in order to facilitate the offering of the debentures, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the debentures. In addition, neither we, nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships and Conflicts of Interest

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, each of BNP Paribas Securities Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., NBF Securities (USA) Corp., Rabo Securities USA, Inc., CIBC World Markets Corp., RBS Securities Inc. and TD Securities (USA) LLC is, directly or indirectly, an affiliate of a bank or other financial institution (the “bank”) that is a lender to us under the Revolving Credit Facilities and to which we are presently indebted. Accordingly, we may be considered to be a connected issuer of each of these underwriters under applicable Canadian securities legislation. As at December 14, 2010, approximately $630 million was owed to the banks under the Revolving Credit Facilities and our floating rate bank loan due 2013 (the “bank loan”). The indebtedness under our Revolving Credit Facilities and bank loan is unsecured. We are in compliance with all material terms of the agreements governing the Revolving Credit Facilities and the bank loan and none of the banks has waived any material breach by us of such agreements since their execution. In addition, we act as guarantors under certain credit facilities of some of our subsidiaries. As at December 14, 2010, approximately $120 million was guaranteed by us under such credit facilities. See notes to the consolidated capitalization table under “Consolidated Capitalization”. Our financial position has not changed substantially and adversely since the indebtedness under these facilities was incurred.

As a consequence of their participation in the offering, the underwriters affiliated with the banks will be entitled to share in the underwriting commission relating to the offering of the debentures. The decision to distribute the debentures hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to such banks. See “Use of Proceeds”. As a result, such banks may in the aggregate receive more than 5 percent of the net proceeds from the offering of the debentures in the form of the repayment of such indebtedness. Accordingly, the offering of the debentures is being made in compliance with National Association of Securities Dealers Rule 2720. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the debentures are investment grade rated, as the term is defined in the rule.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the debentures may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the debentures that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the debentures may be offered to the public in that Relevant Member State at any time: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures so as to enable an investor to decide to purchase or subscribe for the debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the debentures in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation. This Prospectus Supplement and the accompanying Prospectus are only directed at (a) persons outside the United Kingdom, (b) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this Prospectus Supplement and the Prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (b) or (c) above).

Notice to Prospective Investors in Switzerland

The debentures may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this Prospectus Supplement and the accompanying Prospectus nor any other solicitation for investments in the debentures may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus Supplement and the accompanying Prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. Neither this Prospectus Supplement nor the accompanying Prospectus is a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The debentures will not be listed on any Swiss stock exchange or other Swiss regulated market and this Prospectus Supplement and the accompanying Prospectus may not comply with the information required under the relevant listing rules. The debentures have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the debentures.

LEGAL MATTERS

Certain legal matters in respect of the debentures will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to matters of U.S. law, and certain legal matters will be passed upon for the underwriters by Bennett Jones LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of U.S. law. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Blake, Cassels & Graydon LLP. As to all matters of U.S. federal and New York law, Blake, Cassels & Graydon LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Blake, Cassels & Graydon LLP and Bennett Jones LLP, in each case as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class. The Honourable A. Anne McLellan, one of our directors, is associated with and serves as counsel to Bennett Jones LLP.

EXPERTS

Our consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 which are incorporated by reference in the accompanying Prospectus have been audited by KPMG LLP, our independent auditors, as indicated in their report dated February 25, 2010 which is also incorporated by reference therein, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Our Annual GAAP Reconciliation which is incorporated by reference in the accompanying Prospectus has also been audited by KPMG LLP, our independent auditors, as indicated in their report dated February 25, 2010 which is also incorporated by reference therein, and has been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF (as defined herein).

The financial statements of AWB as of September 30, 2010 and 2009 and for each of the fiscal years then ended included in the AWB BAR and incorporated by reference into the accompanying Prospectus, have been audited by Ernst & Young, an independent registered public accounting firm, as stated in their reports dated November 29, 2010 also included in the AWB BAR and incorporated by reference into the accompanying Prospectus, and has been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. Ernst & Young has confirmed that it is independent with respect to AWB in accordance with the requirements of the Australian Corporations Act 2001.

A. Dave Mackintosh, P.Geo., of ADM Consulting Limited, prepared the Technical Report, Potash Mineral Reserves and Resources, Agrium, Vanscoy Potash Operations, Vanscoy, Saskatchewan, dated November 6, 2009 (the “Vanscoy Technical Report”). The Vanscoy Technical Report is incorporated by reference into the accompanying Prospectus. As of December 14, 2010, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited did not hold any registered or beneficial interests, directly or indirectly, in our securities or those of our associates or affiliates.

DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of the debentures offered hereunder. The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of, the accompanying Prospectus:

(a)	our annual information form dated February 25, 2010 (“AIF”) for the year ended December 31, 2009 (other than Section 7.3 thereof relating to credit ratings, which does not form part of this Prospectus Supplement and the accompanying Prospectus);

(b)	our management proxy circular dated March 23, 2010 relating to the annual general and special meeting of our shareholders held on May 12, 2010 (“Proxy Circular”);

(c)	our audited consolidated annual financial statements (“Annual Financial Statements”) consisting of our consolidated balance sheets as at December 31, 2009 and 2008 and our consolidated statements of operations, cash flows and comprehensive income and shareholders’ equity for each of the years in the three year period ended December 31, 2009, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2009;

(e)	our Annual GAAP Reconciliation;

(f)	our unaudited consolidated interim financial statements (“Interim Financial Statements”) consisting of our consolidated balance sheets as at September 30, 2010 and 2009 and our consolidated statements of operations, cash flows and comprehensive income and shareholders’ equity for the three and nine month periods ended September 30, 2010 and 2009;

(g)	our management’s discussion and analysis for the three and nine month periods ended September 30, 2010;

(h)	our Interim GAAP Reconciliation;

(i)	our material change report dated August 30, 2010 relating to the proposed AWB Acquisition (the “AWB MCR”);

(j)	our material change report dated December 3, 2010 relating to the completion of the AWB Acquisition; and

(k)	our business acquisition report dated December 15, 2010, relating to the AWB Acquisition (the “AWB BAR”).

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein and therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the offering of our securities, including the debentures. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in the Prospectus Supplement or included or incorporated by reference in the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and file such information with, or furnish such information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with, or furnish to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read and copy any document that we have filed with, or furnished to, the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms and copying charges. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download public documents that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) our AIF (other than Section 7.3 thereof relating to credit ratings, which section does not form a part of this Prospectus Supplement and the accompanying Prospectus); (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2009; (v) our Interim Financial Statements; (vi) our management’s discussion and analysis for the three and nine month periods ended September 30, 2010; (vii) our Annual GAAP Reconciliation, together with the report of our auditors thereon; (viii) our Interim GAAP Reconciliation; (ix) the AWB MCR; (x) the consent of KPMG LLP; (xi) the consent of Blake, Cassels & Graydon LLP; (xii) the consent of Ernst & Young; (xiii) the consent of A. Dave Mackintosh, P. Geo; (xiv) powers of attorney of our directors and officers; (xv) the Indenture; (xvi) the statement of eligibility of the Trustee on Form T-1; and (xvii) the form of purchase agreement.

EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS

We applied to the Alberta Securities Commission, as principal regulator on behalf of the securities regulatory authorities in the other provinces of Canada (other than Ontario), and to the Ontario Securities Commission, for exemptive relief under section 8.1 of National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and under section 11.1 of National Instrument 44-102 Shelf Distributions (“NI 44-102”) from the requirements in section 4.3 of NI 44-101 and 6.2 of NI 44-102, respectively, that any annual audited financial statements and unaudited interim financial statements of a company which Agrium has proposed to acquire and which would be included in or incorporated by reference into a prospectus supplement of Agrium, whether directly or through their incorporation by reference into the Prospectus, be audited or reviewed in accordance with Canadian or United States generally accepted auditing standards or Canadian or United States generally accepted standards for a review of interim financial statements by an entity’s auditors, as applicable (the “Prospectus Relief”).

The Prospectus Relief was granted by the Alberta and Ontario securities commission on November 5, 2010 thereby permitting Agrium to include in this Prospectus Supplement the audited consolidated financial statements of AWB as at September 30, 2010 and September 30, 2009 and for each of the fiscal years then ended prepared in accordance with A-IFRS as adopted by the IASB , which statements were audited in accordance with International Standards on Auditing as adopted by the International Auditing and Assurance Standards Board.

ADDITIONAL INFORMATION

At our annual and special meeting of shareholders held on May 12, 2010, Mr. David J. Lesar was elected to serve as a director of Agrium. Mr. Lesar served on a board of directors of Mirant Corporation (“Mirant”) commencing in 2000. In July 2003, Mirant filed for Chapter 11 bankruptcy proceedings in In re Mirant Corporation, et al., Case# 03-46590 (DML) United States Bankruptcy Court of the Northern District of Texas, Ft. Worth Division. The court approved Mirant’s plan of reorganization in December 2005, with an effective date of January 2006. As part of the plan of reorganization approved by the court, Mirant’s management retained a new board of directors. Mr. Lesar did not join the new board of directors of Mirant, which resulted in his resignation in January 2006.

Amendment No. 1 dated November 12, 2010 to Short Form Base Shelf Prospectus dated November 20, 2009.

This amendment, together with the Short Form Base Shelf Prospectus dated November 20, 2009, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to offer and sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Agrium Inc.

U.S.$2,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

AMENDMENTS

Our short form base shelf prospectus dated November 20, 2009 (the “Prospectus”) is hereby amended (as amended, the “Amended Prospectus”) to increase the aggregate initial offering price of our Securities that may be offered thereunder by deleting the reference to “U.S.$1,000,000,000” appearing on the face page and under the heading “Definitions and Other Matters” and substituting “U.S.$2,000,000,000” therefor.

In addition, notwithstanding anything to contrary contained in the section of the Prospectus entitled “Documents Incorporated by Reference”, the Prospectus is hereby amended such that Section 7.3 of our Annual Information Form dated February 25, 2010 for the year ended December 31, 2009, relating to credit ratings, is not incorporated by reference into, and does not form part of, the Amended Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of the amended Prospectus. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare the Amended Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference into the Amended Prospectus in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. The Amended Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in the Amended Prospectus and any applicable Prospectus Supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in the Amended Prospectus are residents of Canada, and a substantial portion of our assets and the assets of our officers and directors and the experts named herein are located outside the United States.

Investing in the Securities offered by the Amended Prospectus involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Base Shelf Prospectus

SHORT FORM PROSPECTUS

New Issue	November 20, 2009

Agrium Inc.

U.S.$1,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), our preferred shares (“Preferred Shares”), our subscription receipts (“Subscription Receipts”), one or more series of our unsecured debt securities consisting of debentures, notes or other unsecured evidence of indebtedness (“Debt Securities”) and/or our units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts and Debt Securities, the “Securities”) in an aggregate initial offering price of up to U.S.$1,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets and the assets of our officers and directors and the experts named herein are located outside the United States.

Securities may be offered separately or together, in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more prospectus supplements, which will accompany this prospectus, including where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares or Debt Securities, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms; and (v) in the case of Units, the number of Units being offered, the designation and terms of the Units and of the securities comprising the Units, the offering price and any other specific terms. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements with the U.S. Securities and Exchange Commission. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell Securities to or through underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of such securities with no established trading market. The Common Shares and/or the Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Common Shares and/or the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Common Shares and/or the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Common Shares and/or the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. On November 19, 2009, the last trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$60.76 per Common Share, and the closing price of the Common Shares on the NYSE was U.S.$57.19 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities and Units will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities and the Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities and the Units and the extent of our regulation.

Investing in the Securities offered by this prospectus involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

i

DEFINITIONS AND OTHER MATTERS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries, any partnership of which Agrium Inc. and its subsidiaries are the partners and our significant equity investments and joint ventures.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to our audited supplemental information entitled “Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006”, and our unaudited supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2009”, both of which are incorporated by reference in this prospectus, for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

EXCHANGE RATES

In this prospectus, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates during such periods and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada noon rate for U.S. dollars.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2008	2009	2004	2005	2006	2007	2008

Rate at end of period	0.9435	0.9327	0.8308	0.8577	0.8581	1.0120	0.8166
Average rate for period	0.9819	0.8546	0.7697	0.8259	0.8820	0.9348	0.9441
High for period	0.9719	0.9422	0.8493	0.8690	0.9099	1.0905	1.0289
Low for period	0.9263	0.7692	0.7159	0.7872	0.8528	0.8437	0.7711

On November 19, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada noon rate for U.S. dollars, was Cdn.$1.00 = U.S.$0.9400.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta) and certain other provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis of operations and financial condition for the fiscal year ended December 31, 2008 (“Annual MD&A”) under the heading “Outlook”;

•	disclosures made in our management’s discussion and analysis for the three and nine month periods ended September 30, 2009 (“Interim MD&A”) under the headings “Business Acquisition” and “Outlook, Key Risks and Uncertainties”;

•	our 2009 key corporate goals, including expansion and growth of our business and operations;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	business strategies and plans for implementing them;

•	future crop input volumes, prices and sales;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities; and

•	our future results and plans, including our recent and proposed acquisitions, including in respect of our proposed acquisition of CFI (as defined herein) by way of our Offer (as defined herein) for all of the outstanding CFI Shares (as defined herein).

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement or in any document incorporated by reference herein or therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including global agricultural supply/demand factors and crop price levels; global and regional weather conditions and other supply/demand factors impacting the planting of crops and the price of crop nutrients and raw materials/feedstock; availability of credit; and access to capital markets;

•	changes in government policies and legislation regarding agriculture, safety, environment, greenhouse gas and others, including potential imposition of changes to price controls on fertilizers in certain markets;

•	actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; and ability to transport or deliver production to markets;

•	uncertainty in respect of the future prices of potash as a result of the delay and/or reduced prices in 2009 contracts between major potash producers and Chinese and Indian buyers;

•	changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed;

•	general operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

•	future operating rates, production costs and sustaining capital of our facilities, including the availability of skilled labour; unexpected costs from present and discontinued mining operations and/or labour disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian MISR Oil Processing Company, S.A.E. and Argentine Profertil nitrogen project;

•	strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance;

•	our ability to close any future acquisitions as anticipated, including in respect of our proposed acquisition of CFI;

•	our ability to integrate and achieve synergies from any future acquisitions within expected timeframes and the performance of any assets acquired in such acquisitions, including in respect of our proposed acquisition of CFI;

•	other risks associated with our proposed acquisition of CFI, including in respect of the costs of integration in the event that the acquisition is completed, the increased amount of indebtedness that we would incur or assume as a result of the acquisition and the risks associated with our inability to obtain access to CFI’s non-public information and the cooperation of CFI management; and

•	technological changes and other factors.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances.

All of the forward-looking statements contained in this prospectus or in any prospectus supplement or in any document incorporated by reference herein or therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth above are set forth in the relevant documents incorporated by reference herein and, in the case of the Interim MD&A, include the following:

•	Wholesale fertilizer prices through the fourth quarter of 2009 approximating current benchmark prices;

•	Wholesale and Retail fertilizer sales volumes higher than levels in the same quarter of 2008 reflecting the uncertainty that existed last fall;

•	Retail fertilizer gross margin percentages significantly above the 10 percent realized in the fourth quarter of 2008 (including the impact of net realizable value adjustments);

•	North American weather patterns providing for a fall fertilizer application season of potentially lesser length when compared to recent years;

•	Chinese potash contract negotiations not settling in the fourth quarter of 2009;

•	Wholesale production volumes slightly lower than the same quarter of 2008 with potash production operating significantly below capacity due to market driven outages;

•	urea sales price to Argentine growers approximating import prices rather than a government capped price;

•	average NYMEX gas pricing for the fourth quarter approximating $4.70/MMBtu; and,

•	an effective tax rate for the fourth quarter of 2009 of 29 percent.

The above items and their possible impact are discussed more fully in the relevant parts of our Annual MD&A incorporated by reference herein and in particular the sections headed “Key Business Sensitivities”, “Business Risks” and “Forward-Looking Statements” at pages 12 and 92 therein, and are further discussed in the relevant parts of our Interim MD&A incorporated by reference herein and in particular the section headed “Outlook, Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 25, 2009 (“AIF”) for the year ended December 31, 2008;

(b)	our management proxy circular dated March 23, 2009 (“Proxy Circular”) relating to the annual general meeting of our shareholders held on May 13, 2009;

(c)	our audited annual financial statements, consisting of our consolidated balance sheets as at December 31, 2008 and 2007 and our consolidated statements of operations, comprehensive income and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, together with the notes thereto and the report of our auditors thereon (“Annual Financial Statements”);

(d)	our Annual MD&A;

(e)	our audited supplemental information entitled “Revised Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008, 2007 and 2006”, together with the notes thereto and the report of our auditors thereon (“Annual GAAP Reconciliation”);

(f)	our unaudited interim financial statements consisting of our consolidated balance sheets as at September 30, 2009 and 2008 and our consolidated statements of operations, comprehensive income and shareholders’ equity, and cash flows for the three and nine month periods ended September 30, 2009 and 2008, together with the notes thereto (“Interim Financial Statements”);

(g)	our Interim MD&A;

(h)	our unaudited supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2009”, together with the notes thereto (“Interim GAAP Reconciliation”); and

(i)	the Technical Report, Potash Mineral Reserves and Resources, Agrium, Vanscoy Potash Operations, Vanscoy, Saskatchewan, dated November 6, 2009, by A. Dave Mackintosh, P. Geo., of ADM Consulting Limited (the “Vanscoy Technical Report”).

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus or otherwise referred to above, including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus. In addition, any subsequent supplemental information containing reconciliations of our annual or interim period financial results with U.S. GAAP and, if applicable, any report of our auditors thereon (a “GAAP Reconciliation”), which is filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof, shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except to the extent as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements together with the notes thereto and the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements, and all unaudited interim financial statements, material change reports, business acquisition reports and management proxy circulars (other than a management proxy circular relating to an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a GAAP Reconciliation in respect of our annual financial results being filed by us with applicable securities regulatory authorities during the currency of this prospectus, the previous GAAP Reconciliation for an annual period and any previous GAAP Reconciliations for interim periods filed prior to the commencement of our financial year in which the new GAAP Reconciliation for an annual period was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon a GAAP Reconciliation in respect of an interim financial period being filed by us with applicable securities regulatory authorities during the currency of this prospectus, all GAAP Reconciliations in respect of an interim period filed prior to the filing of the new GAAP Reconciliation in respect of an interim period shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of any such prospectus supplement, but only for the purposes of the offering of the Securities covered by any such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our Annual MD&A; (v) our Annual GAAP Reconciliation; (vi) our Interim Financial Statements; (vii) our Interim MD&A; (viii) our Interim GAAP Reconciliation; (ix) the Vanscoy Technical Report; (x) the consent of KPMG LLP; (xi) the consent of Blake, Cassels & Graydon LLP; (xii) the consent of ADM Consulting Limited; (xiii) powers of attorney of our directors and officers; (xiv) the Indenture (as defined herein); and (xv) statement of eligibility on Form T-1 of the Trustee (as defined herein).

RISK FACTORS

You should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement or prospectus supplements, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Securities offered hereby.

Risks Relating to Agrium and Our Industry

We are exposed to various risks and uncertainties in the normal course of business that can cause variations in results from operations and affect our financial condition. The following summary of risks relating to Agrium and our industry should be read together with the disclosure under the heading “Business Risks” beginning at page 85 of our Annual MD&A and the disclosure under the heading “Outlook, Key Risks and Uncertainties” beginning at page 12 of our Interim MD&A, both of which are incorporated by reference herein and the other information contained in and incorporated by reference in this prospectus.

Unplanned Plant Downtime

The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown due to failure at a facility or in a plant may result in a significant reduction in product that is available for sale, may affect the environment and or the community, and may cause an injury to an employee or the public.

Product Price & Margin

Our operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by global supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.

Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

Our Retail and Advanced Technologies business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted to a certain degree by the above factors.

Raw Materials

Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the prices for natural gas in North America can vary significantly compared to the prices for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage which could, in turn, decrease international and domestic product prices to a level below what we would consider to be competitive given our input costs.

There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on the gas distribution system in Argentina and on delivered cost of gas.

There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.

Foreign Exchange

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate.

Transportation

Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.

Human Resources

Long-term forecasts predict a tight labour market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labour market, including the associated risk of losing our key individuals, is a risk to our business.

Country

We have significant operations in Canada and the U.S. We also operate Wholesale and Retail operations in Argentina, Chile and Uruguay. We have Wholesale operations in a number of European countries and business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. Argentina has experienced significant fiscal and economic turmoil since 2002.

Integration of Acquisitions and Expansions

There is a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment. See “— Risks Relating to the Offer for CFI — If the Offer is successful and the acquisition of CFI is completed, we expect that we would incur costs to integrate CFI into Agrium”.

Legislation

Tax risk includes potential changes to tax laws, or interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.

Weather

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

Credit and Liquidity

Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be severely limited, this could impact our ability to operate under normal conditions.

Counterparty

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.

Environment, Health, Safety, & Security

We face environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas.

Risks Relating to the Securities

The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership.

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of September 30, 2009, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $1,587 million of accounts payable and accrued liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.

Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.

The Common Shares may be subject to price and volume fluctuations, and the market price for the Common Shares following an offering may drop below the offering price.

Recently, securities markets have experienced considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily indicative of the operating performance, underlying asset values, success or prospects of such companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade, suggests that the trading price of the Common Shares may continue to be volatile. These fluctuations may affect the price of the Common Shares following an offering, and the market price of the Common Shares may drop below the offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the offering price.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Our ability to service our indebtedness and to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts is dependent on the operating cash flow of our subsidiaries and the Agrium Partnership.

As a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, or to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or other payments. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares, the Preferred Shares or the Subscription Receipts or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.

Risks Relating to the Offer for CFI

If the acquisition of CFI is completed, the market price of our Common Shares may decline as a result.

The market price of our Common Shares may decline in the event that the Offer and the proposed acquisition of CFI are completed due to a number of factors, including if:

•	the integration of CFI’s business is unsuccessful, more costly, takes longer or is more disruptive than anticipated;

•	we do not achieve the expected synergies or other benefits of the acquisition of CFI as rapidly or to the extent anticipated, if at all;

•	the effect of the proposed merger with CFI on our financial results does not meet our expectations or the expectations of financial analysts or investors;

•	after we acquire CFI, CFI’s business does not perform as anticipated;

•	changes in the market price of the commodities we sell and purchase are not as anticipated; or

•	our credit rating is downgraded as a result of our increased indebtedness incurred to finance the Offer and the acquisition of CFI.

If the Offer is successful and the acquisition of CFI is completed, we expect that we would incur costs to integrate CFI into Agrium.

In the event that we consummate the acquisition of CFI, integrating CFI’s operations, products and personnel could result in significant costs, including the following:

•	conversion of information systems;

•	environmental management system assessment and migration and review of environmental standards and liabilities, including environmental remediation;

•	combining teams and processes in various functional areas;

•	employee redeployment, relocation or severance; and/or

•	reorganization of facilities.

These integration costs may be higher than anticipated and may adversely affect our results of operations.

Uncertainties exist with the proposed integration of the businesses and operations of Agrium and CFI.

In the event that we consummate the acquisition of CFI, we expect that we would continue CFI’s current operations. However, we intend to integrate certain of CFI’s functions and operations with ours. Although we believe the integration could be successfully completed, we may not be able to successfully integrate CFI’s operations with our operations. There would be inherent challenges in integrating the companies’ operations. Issues that would need to be addressed in integrating the operations of the companies include, among other things:

•	conforming standards, controls, procedures and policies, business cultures and compensation structures;

•	consolidating corporate and administrative operations;

•	consolidating sales and marketing operations;

•	retaining existing customers and suppliers and attracting new customers and suppliers;

•	retaining key employees;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company.

If we were not able to address these challenges successfully, we may be unable to integrate CFI into our operations successfully. This could result in a delay in achieving, or the failure to achieve, some or all of the anticipated synergies and, therefore, any cost savings and potential increases in earnings. Actual synergies, if achieved at all, may be lower than we currently would expect and may take a longer time to achieve than we currently would anticipate.

Also, while our proposal is not dependent upon the retention or cooperation of CFI’s senior management, there may be some level of uncooperativeness on the part of CFI’s senior executive management and/or its other employees which could adversely affect the integration process if the acquisition of CFI is completed.

Even if the acquisition of CFI is completed, full integration of CFI’s operations with our operations may be delayed if we do not acquire at least 90% of the issued and outstanding CFI Shares pursuant to the Offer.

The Offer is subject to a condition that, prior to the expiration date of the Offer, there shall have been validly tendered and not properly withdrawn at least a majority of the total number of outstanding CFI Shares on a fully diluted basis. If we acquire at least 90% of the issued and outstanding CFI Shares, we expect that the proposed merger would be able to be effected as a “short-form” merger under the Delaware General Corporation Law so that we would be able to complete the acquisition of CFI without any action on the part of the other holders of CFI Shares. If, however, we did not acquire 90% of the issued and outstanding CFI Shares pursuant to the Offer, CFI would be required to hold a stockholders meeting in order to obtain the approval of CFI stockholders to consummate the proposed merger. Although this would not prevent the proposed merger from occurring because we would, indirectly, hold sufficient CFI Shares to approve the proposed merger, it would delay the completion of the proposed merger and could delay the realization of some or all of the anticipated benefits from integrating CFI’s operations with our operations, including, among others, the attainment of the synergies associated with the acquisition of CFI.

Our indebtedness following completion of the Offer and the acquisition of CFI would be higher than our existing indebtedness.

Our indebtedness as of September 30, 2009 was approximately $1.848 billion. Our pro forma indebtedness as of September 30, 2009, after giving effect to the Offer and the proposed merger would increase significantly. As a result of the increase in debt, demands on our cash resources would increase after the acquisition of CFI, which could have important effects on an investment in the Securities. For example, the increased levels of indebtedness could reduce funds available for interest payments on Debt Securities, dividends in respect of Common Shares or Preferred Shares, investment in research and development and capital expenditures, or create competitive disadvantages compared to other companies with lower debt levels.

We have only conducted a review of CFI’s publicly available information and have not had access to CFI’s non-public information. Therefore, if we acquire CFI, we may be subject to unknown liabilities of CFI which may have a material adverse effect on our profitability, financial condition and results of operations.

Due to the nature of the transaction, to date, we have only conducted a due diligence review of CFI’s publicly available information. Although we believe that we have been prudent in our investigation to date, our investigation is limited by its nature and we may face an unavoidable level of risk regarding any undisclosed or unknown liabilities of, or issues concerning, CFI if the acquisition is completed. The consummation of the Offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of CFI that are not publicly available. As a result, if the acquisition of CFI is consummated, we could discover that we had acquired substantial undisclosed liabilities of CFI, which could have a material adverse effect on our profitability, financial condition and results of operations.

In respect of all information relating to CFI presented in, incorporated by reference into or omitted from, this prospectus, we have relied upon publicly available information, including information publicly filed by CFI with the SEC. Although we have no knowledge that would indicate that any statements contained in this prospectus regarding CFI’s condition, including its financial or operating condition, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and statements. Any financial, operating or other information regarding CFI that may be detrimental to us and that has not been publicly disclosed by CFI, or errors in our estimates due to the lack of cooperation from CFI, may have an adverse effect on our financial condition or the benefits we expect to achieve in the event that the Offer and acquisition of CFI are consummated.

AGRIUM

We are a retailer of agricultural products and services in the United States as well as Argentina, Chile and Uruguay, and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2008, we reported our business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units were Retail, Wholesale, and Advanced Technologies.

Retail

Our Retail business unit markets crop nutrients, crop protection products, seeds, custom application and other agronomic services to customers through 872 outlets in the U.S., Argentina, Chile and Uruguay, with nearly 94 percent of our Retail business based in North America. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations through our acquisition of UAP Holding Corp. (“UAP”).

Although the percentage of revenues from crop nutrients has decreased because of the UAP acquisition, crop nutrients accounted for approximately 50 percent of Retail’s total net sales in 2008. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or plant tissue samples. We offer custom crop nutrient application services and employ a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of our crop nutrient application vehicles are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Our retail crop protection business has increased to approximately 38 percent of Retail’s total net sales in 2008 due to the UAP acquisition. The crop protection market as a whole has experienced little growth due to the continued advancements in genetically modified (“GMO”) seed which reduces the need for protection products. Similar to crop nutrient application, we employ a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In concert with the advent of GMO seed, our Retail business unit has significantly grown its seed business with an average annual compound growth rate of 13 percent over the last three years. With the 2008 acquisition of UAP, Retail now offers its Dyna-Gro branded seed throughout most of its U.S. sales regions. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Our Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. We own and operate a laboratory in California where soil and petiole tests are performed. In our Western U.S. sales regions, we use a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Our Wholesale business unit manufactures, purchases, and markets a full range of nutrients including nitrogen-based, potash and phosphate-based, and sulphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the NorthWestern and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership in a major nitrogen facility located in Bahia Blanca, Argentina (Profertil). Product from Profertil is sold within Argentina and to other South American destinations. We also own and operate a number of facilities that upgrade ammonia and urea to other products such as nitrogen solutions (UAN) and nitric acid. We acquired a 26 percent interest in an export orientated urea facility located in Egypt in early 2009. Total capacity of these nitrogen plants is more than six million product tonnes.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. See “Reserve and Resource Summary”.

Our Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, United States. Products produced at these plants are primarily marketed within North America. See “Reserve and Resource Summary”.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the United States.

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Corn belt, Great Plains, and Southeast regions of the United States.

In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers in North America and in Europe through Common Market Fertilizers S.A. This allows us to optimize the value of our extensive distribution and marketing capability beyond what is possible through the sale of our manufactured product alone, especially as the role of importers into North America has increased over the past several years. Our Purchase for Resale business also adds value for customers, providing a more complete line of products in areas where delivering our manufactured product may not be economical due to transportation costs.

Advanced Technologies

Our Advanced Technologies business unit manufactures and markets controlled-release nutrients and micronutrients to the crop and professional nutrient industry worldwide. Controlled-release nutrient and micronutrient products are produced in four production facilities located in the United States at Sylacauga, Alabama; and Reese, Michigan; and in Canada at Courtright, Ontario and Carseland, Alberta. Advanced Technologies is currently constructing a new controlled-release nutrient production facility at New Madrid, Missouri that we expect will be operational in 2010.

Crop products include the production and sale of controlled-release and micronutrient technologies to the global agriculture and speciality agriculture markets. Professional products include the sale of nutrients and pest control products in North America to the professional turf market (golf courses and lawn care companies), horticultural market (greenhouses, nurseries and specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors and through a direct to market approach. Professional products are purchased from suppliers or produced in three production facilities located in the United States at Sylacauga, Alabama; and in Canada at Putnam, Ontario and Brighton, Ontario.

RESERVE AND RESOURCE SUMMARY

Potash Operations

Agrium produces potash using conventional mining methods at its potash mining and milling facility at Vanscoy, Saskatchewan. The Saskatchewan Ministry of Energy and Resources has granted Agrium the exclusive right to mine potash on approximately 62,395 acres (252.5 km2) of crown land described in lease KL 114-R, last revised September 2005. The lease is located in the Province of Saskatchewan within townships 34 to 37 of ranges 7 to 9, west of the 3rd meridian.

In the mine, borer style miners are used to mechanically excavate the rock and load it directly onto conveyor belts. The broken ore is then transported to #1 Shaft where it is hoisted from underground to surface at a capacity of 993 tonnes per hour and fed to the mill. The mine is accessed using a fleet of 4x4 trucks and a network of roads that stretches 9 km north, 11 km south and 7 km east of #1 Shaft. The borer miners are 3.35 meters high, 5.5 meters wide and use two, three armed rotors to cut the rock. The miners can advance at about 30 centimetres (1 foot) per minute and will mine tunnels up to 1600 meters long and 10.2 meters wide. The potash ore being mined contains about 40% potassium chloride (potash), 55% sodium chloride (common salt) and 5% clay.

Mining operations at the site started in 1969 in the Patience Lake Member, with site ownership eventually evolving to Cominco Fertilizers Inc. and finally to Agrium, in 1995. In the 40 years of mining history, production has resulted in the total extraction of 121.0 million tonnes at an average grade of 24.44% potassium oxide (“K2O”) and 4.67% insolubles, yielding 41.3 million tonnes of muriate of potash.

Potash Reserves and Resources

The estimated potash reserves and resources for the potash mining operation at Vanscoy, Saskatchewan are based on original drill hole reports, original engineering study documents, geological data gathered over the life of the Vanscoy operations including new drill holes, seismic information and underground sampling programs, and 40 years of production data.

The KL 114-R lease is broken into three areas:

•	The Unitized Area is defined as the Crown accepted mining unit for royalty purposes.

•	The South Block is defined as the area of the lease south and east of the Unitized Area.

•	The North Expansion Block is defined as the most recent lease expansion (2005) north of the Unitized Area.

	Grade Est. %
	K2O				Mineral Reserves-	Measured Mineral	Indicated Mineral	Inferred Mineral
Area	(Total)		% Insols		Proven and Probable(A)	Resources	Resources	Resources
					(Millions of Tonnes)	(Millions of Tonnes)	(Millions of Tonnes)	(Millions of Tonnes)
Unitized Area	24.4		4.7		70.0	0.0	0.0	0.0
South Block	24.9		4.8		54.1	77.1	35.9	125.1	(B)
North Expansion Block	24.4	(C)	4.7	(C)	0.0	0.0	0.0	75.5

TOTAL	—		—		124.1	77.1	35.9	200.6

(A) —	Proven and Probable Mineral Reserves are combined as probable reserves move to proven reserves at a significant rate as mining progresses and proven estimates would be soon outdated. Mineral Resources are reported exclusive of Mineral Reserves.

(B) —	Due to the continuity of the deposit, it is appropriate to apply the South Block average grade to the South Block Inferred Resources.

(C) —	Grades applied from 40 year historical averages.

Key Assumptions and Parameters

•	Lands within 1 mile (1,600 m) of mine development are considered a Probable Mineral Reserve. Probable Mineral Reserves will move to Proven Mineral Reserves once the first rooms of panels in a production block are completed and there is no question of the tonnes and grade available.

•	Lands within a 2.5 km circle drawn around a sample point are considered Measured Mineral Resources if accompanied by 3D seismic coverage. Lands within the 2.5 km circle but not covered by 3D are considered Indicated Mineral Resources.

•	Inferred Mineral Resources cover the remainder of the lease. They exist in two areas, the North Expansion Block in townships 36 and 37 range 8 and the south east corner of the South Block. In the North Expansion Block, the only information is from three widely spaced drill holes and the boundary with adjacent mined out areas. In the South Block, there is widely spaced 2D seismic information and drill hole 2-2-34-7-W3, a wildcat Hudson Bay Oil and Gas hole outside the lease boundary to the south east, where the gamma log indicates the ore zone is present at approximately 1,121 m (3,678 ft).

•	Additionally, all lands within the Unitized Area are considered a Mineral Reserve since no matter where in the unit mining is taking place, the stakeholders will receive a royalty payment based on their percentage ownership. In defining a unit, mining companies have every expectation of successfully obtaining a tonnage based on extraction rate and some allowance for geological disturbances and mining contingencies. The Unitized Area boundaries were created to retain the same percentage Crown ownership in the unit as in the township. As a result of the unit/lease boundary and past mining, some areas have been made inaccessible to future mining and have been removed from the estimate.

For a full description of the assumptions and parameters applied in estimating the potash reserves and resources summarized above see “Mineral Resource and Mineral Reserve Estimates — Key Assumptions and Parameters” in the Vanscoy Technical Report which is incorporated by reference in this prospectus.

After 40 years of production, Agrium’s Vanscoy mine has a Mineral Reserve remaining of 124.1 million tonnes, after applying the historical extraction ratio of 27.9%. With a concentration factor of 2.82 this is sufficient for 21 years of mining at the current rate of 2.05 million tonnes of product per year. The Measured and Indicated Resources provide a further estimated 113 million tonnes, also after applying the extraction ratio. Indicated Mineral Resource tonnes routinely move to Measured Mineral Resources as annual 3D seismic programs are completed. Continued underground development into these areas will move Measured Mineral Resources to Probable Mineral Reserves, also on an annual basis. The combined Mineral Reserves, Measured Mineral Resources and Indicated Mineral Resources provide a mining life of over 40 years at current production capacity. Further exploration into the east portions of the South Block and/or the North Expansion Block, whether by additional drill holes or by detailed underground sampling programs will reclassify Inferred Mineral Resources.

Current production capacity of 2.05 million tonnes of product requires 5.8 million tonnes of feed at a grade of 24.4% K2O and a milling recovery of 85%. The estimate of 124.1 million tonnes of Proven and Probable Mineral Reserves and 113.0 million tonnes of Measured and Indicated Resources provides a mine life of just over 40 years at current production rates. Inferred Mineral Resources of 200 million tonnes have the potential to add a further 34 years at current production rates.

The information regarding Agrium’s potash operations is based on the Vanscoy Technical Report, prepared by A. Dave Mackintosh who is a “qualified person” under National Instrument 43-101, incorporated by reference herein.

Phosphate Operations

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). Agrium produces final saleable phosphate fertilizers at two separate operations. These are the Redwater Phosphate Operation (“RPO”) located outside of Edmonton, Alberta, Canada and the Conda Phosphate Operation located outside of Soda Springs, Idaho, USA. The rock concentrate for RPO is currently supplied by Agrium’s Kapuskasing Phosphate Operation (“KPO”) located outside of Kapuskasing, Ontario, Canada. The KPO site consists of a phosphate ore mine and a beneficiation mill to produce the rock concentrate, which is shipped by rail to RPO where it is utilized to produce saleable fertilizer. The phosphate ore for CPO is supplied by a number of Agrium’s mines located northeast of the CPO plant. The CPO plant consists of a beneficiation mill to produce the rock concentrate as well as the fertilizer plant. The estimated reserves and resources as they relate to the KPO mine site and beneficiation mill and the CPO mine sites and beneficiation mill are discussed separately below and then summarized together.

Kapuskasing Phosphate Operations

The KPO mine and mill site is located about 40 km southwest of Kapuskasing, Ontario, Canada. The KPO mine and mill site has been in production since 1999. KPO supplies phosphate rock concentrate (approximately 0.87 million dry tonnes annually) to Agrium’s Redwater Phosphate Operations (RPO) located outside of Edmonton, Alberta, Canada. The KPO concentrate is further refined at RPO to produce saleable Monoammonium Phosphate fertilizer (MAP). The site is comprised of the beneficiation mill, the mined out North and Center Pits, the West and South Pits, which are currently in production and the planned East Pit. Also located on the site is an external clay dump as well as an external rock dump.

The site and surrounding lands are currently owned by the Province of Ontario and managed under the jurisdiction of the Ontario Ministry of Natural Resources.

Mining at KPO is performed through a conventional open pit method utilizing a fleet of three shovel/excavators of the 15m3 class and sixteen 100 tonne capacity haul trucks. Currently the mining at KPO is contracted by Agrium to URS Canadian Operations, Ltd. (formerly known as Washington Group Northern, Ltd.). The mined ore is stockpiled near the mill and then fed by front end loaders to the mill on demand. Once the ore is beneficiated in the mill it is dried and shipped by rail to Agrium’s Redwater Phosphate Operation where it is utilized in the manufacture of saleable phosphate fertilizer.

From 1975 through 2008 a total of 820 exploratory drill holes with a total of 86,774 meters have been completed at the KPO mine site. Additionally 8,102 in pit definition holes with a total of 191,557 meters have been completed and 38,268 blast holes with a total of 298,401 meters have been sampled. All of this data has been utilized in defining the geologic model and subsequent block model which was then used to estimate the reserve and resource estimates for KPO. For the geologic model, based on the all the drill hole data, two ore envelopes (solids) were created; a high grade (A ore) envelope and a low to medium grade (B ore) envelope. For the block model, the grades from the drill holes were first composited on a 2.5 meter down hole distance. These grade composites were used to fill the 5m x 5m x 5m blocks contained within the A and B ore envelopes through the inverse distance squared method of weighting the composites.

The KPO Mineral Reserves estimates were calculated using Surpac Mining Software, utilizing a final economic pit shell that was derived from a series of pit shells produced by Whittle Pit Optimizing software. Proven and Probable reserves are estimated from the Measured and Indicated Resources that are contained within the final economic pit shell. Additionally a density of 2.5 tonnes/m3, an 8% mining loss and cut-offs of 15% P2O5, 3% MgO and 41% Fe2O3 were utilized in the Reserves reporting. For dilution purposes, all reported grades have been adjusted by a -1% P2O5 and +3% Fe2O3. Due to the stringent classification criteria placed on Proven Reserves and the continual rapid development of the pit, the proven estimates would be soon outdated. Therefore it was decided to combine the Proven and Probable reserve estimates for reporting purposes. All KPO Mineral Reserve estimates are exclusive of any potential Mineral Resources.

The subsequent Mineral Reserve estimates for the West, East and South Pits are shown in the following table.

					P2O5	Fe2O3
	Ore Volume	Waste Volume		Mine Life	Grade	Grade
Pit	Tonnes	BCM	Strip Ratio	Years	(%)	(%)

West Pit	390,000	679,800	1.74	0.21	22.29	29.07
East Pit	1,597,500	6,620,000	4.14	0.85	23.65	22.46
South Pit	8,457,500	27,012,000	3.19	4.51	26.08	15.63

Total Proven & Probable	10,445,000	34,311,800	3.28	5.57	25.57	17.18

For KPO, in order to be conservative Agrium has decided not to report any additional potential Mineral Resources beyond the above Mineral Reserve estimates.

Utilizing an average annual consumption of 1,875,000 tonnes mined ore per year at KPO, the above Mineral Reserve of 10.4 million tonnes translates into approximately 5.5 years of mine life.

Conda Phosphate Operations

Agrium’s Conda Phosphate Operation (CPO) is comprised of three distinct areas. These are the CPO mine sites, the CPO beneficiation facility and the CPO fertilizer manufacturing facility. The CPO fertilizer manufacturing facility can be compared to the Corporation’s Redwater Phosphate Operation (RPO) in Alberta, Canada. The combination of the CPO mine sites and the CPO beneficiation facility are comparable the Corporation’s Kapuskasing Phosphate Operation (KPO). The CPO beneficiation and fertilizer manufacturing facility are located approximately 5 miles north of Soda Springs, Idaho, USA. The CPO mine sites (four individual sites) are located at distances varying from 15 to 20 miles northeast of Soda Springs, Idaho, USA.

The CPO mine sites are comprised of the Dry Valley Mine (permitted and currently in production), the North Rasmussen Ridge Mine (permitted and will be in full production in 2011), the Rasmussen Valley Mine (currently in the planning and permitting stage), and the Husky 1 Mine (currently in the planning and permitting stage).

Agrium holds the various Federal, State and Private Mineral Leases on each of the four mine sites which allow for the mineral development. The Dry Valley Mine and the North Rasmussen Mine are the only properties that are currently permitted through the Federal Agencies for mine production. The Rasmussen Valley and Husky 1 sites are currently in the planning and permitting stages, although Agrium has a reasonable expectation that it will receive the permits to mine these sites.

The Rasmussen Valley minesite is currently in the planning and permitting stages so there is no existing infrastructure. Although, the Rasmussen Ridge maintenance shop and haul road to the rail load-out would be utilized in the mining of Rasmussen Valley.

The Husky 1 minesite is currently in the planning and permitting stages so there is no existing infrastructure. Although, the Dry Valley maintenance shop and rail load-out would most likely be utilized in the mining of Husky 1.

Mining at the CPO minesites is performed through a conventional open pit method utilizing a fleet of three shovel/excavators of sizes varying from 8 to 23 cubic yards, six 150 tonne capacity haul trucks and six 100 tonne capacity haul trucks. Currently the mining at CPO is contracted by Agrium to URS Washington Division. The mined ore is stockpiled at the minesite and then shipped to the mill in railcars. Due to adverse weather conditions, shipping to the mill only occurs between April and November, so enough ore must be shipped and stockpiled at the mill to allow mill operations through the winter months. Once the ore is beneficiated in the mill it is conveyed to the fertilizer manufacturing portion of the CPO plant site where it is utilized in the manufacture of saleable phosphate fertilizer.

Dry Valley Mine

The Dry Valley Mine has been operational since 1992 starting under the ownership and direction of FMC Corporation. In 2004 Nu-West Industries, doing business as Agrium Conda Phosphate Operations (CPO) acquired the southern portions of the Dry Valley mine. Specifically Nu-West acquired the C-Pit and D-Pit resource/reserve areas. Since the 2004 acquisition, Agrium has mined the C-Pit area to its ultimate depth and partially mined the D-Pit area.

The Dry Valley D-pit area was initially drilled by FMC between 1997 and 2000. FMC completed 15 holes on the property using a conventional reverse circulation drilling method. These holes range in depth between 120 and 420 feet and were all drilled vertically. Each hole was drilled using a reverse circulation drilling method with a 5 1/2 inch bit. Drill cuttings were sampled through a cyclone splitter, on two foot intervals, through all phosphoric zones. A geophysical gamma logging tool was used to record the gamma signature of the bedding in each hole upon achieving total drilling depth.

After acquiring the property, Agrium drilled an additional 69 holes between 2006 and 2007. These holes range in depth between 98 and 568 feet and range in angle from 70 to 90 degrees. The bearing of the angle holes are perpendicular to the mine coordinate system (which is approximately perpendicular to the strike of the bedding). Each hole was drilled using a reverse circulation drilling method with a 5 1/2 inch bit. Drill cuttings were sampled, through a cyclone splitter, on two foot intervals, through all phosphoric zones. A geophysical gamma logging tool was used to record the gamma signature of the bedding in each hole upon achieving total drilling depth.

The reserves remaining to be mined at Dry Valley (as shown in the following table) are as of August 31, 2009. No P2O5 grade adjustments have been made to the Dry Valley D-pit estimates. Applying an average 2.2 million ton (short) annual production rate to the estimated Mineral Reserves produces a projected mine life of 1.2 years for the Dry Valley mine.

Dry Valley Proven & Probable Permitted Reserves

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Property	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

Dry Valley	2,579,066	2,339,677	26.3	0.5	2.8	1.0	3.8	1.2

North Rasmussen Mine

The Rasmussen Ridge phosphate deposit was developed in 1991 by Rhone-Poulenc Chemical now recognized as Rhodia. It consists of South Rasmussen, Central Rasmussen and North Rasmussen mines and encompasses phosphate leases. From 1994 to 1997, Rhone-Poulenc Chemical mined out the reserves from the South Rasmussen portion of the deposit. In 1998 Nu-West Industries, doing business as Agrium Conda Phosphate Operations (CPO) acquired all of South, Central and North Rasmussen from Rhodia. Agrium mined Central Rasmussen from 1998 to 2003 exhausting its reserves. In late 2003 and through 2004, Agrium started mining the first phase of the North Rasmussen deposit. Mining operations at Rasmussen Ridge were suspended and mothballed at the end of 2004 as operations moved to Dry Valley. In 2008 and 2009, some limited mining activities occurred at North Rasmussen in preparation for the transition back to full production anticipated for 2011.

The reserves remaining to be mined at North Rasmussen (as shown in the following table) are as of August 31, 2009. Additionally, the P2O5 grades reported below have been reduced by 1.5% in order to be more in line with historic actuals. Applying an average 2.2 million ton (short) annual production rate to the estimated Mineral Reserves produces a projected mine life of 5.7 years for the North Rasmussen mine.

North Rasmussen Proven & Probable Permitted Reserves

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Property	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

North Rasmussen	12,537,874	11,374,108	26.5	0.4	2.5	1.1	3.8	5.7

Rasmussen Valley Mine

The lease comprising Rasmussen Valley, was originally acquired from the federal government by J.A. Tertelling and Sons in 1955. Since that time, the lease has been transferred through several lease holders and was acquired by FMC Corporation in 1968. In 2004 Nu-West Industries, doing business as Agrium Conda Phosphate Operations (CPO) acquired the lease from Astaris LLC, a subsidiary of FMC Corporation. Since the 2004 acquisition, Agrium has executed an exploration drilling plan that FMC had previously submitted and obtained federal approval. The Rasmussen Valley deposit is separated into the West Limb and East Limb for reporting purposes.

The estimated Mineral Reserves for the Rasmussen Valley mine (as shown in the following table) are as of August 31, 2009. These Rasmussen Valley estimated reserves are currently un-permitted, although, the Corporation holds a reasonable expectation that they will receive such permits upon completion of the final mine plan and associated Environmental Impact Statement. Additionally, the P2O5 grades reported below have been reduced by 2.0% in order to be more in line with historic actuals. Applying an average 2.2 million ton (short) annual production rate to the estimated Mineral Reserves produces a projected mine life of 3.2 years for the Rasmussen Valley mine.

Rasmussen Valley Proven & Probable Un-Permitted Reserves

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Property	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

Rasmussen Valley	7,084,017	6,426,479	27.0	0.6	2.2	0.8	4.9	3.2

Additionally, there are approximately 1.0 million tons of ore within the working mine pit that meet the Inferred Resource classification but are not reported in above table as Reserves due to the fact they do not meet the Indicated Resource criteria.

Husky 1 Mine

The Husky 1 Mine is located in Caribou County Idaho on United States Forest Service lands.

The Husky 1 lease was originally purchased by Husky Oil in 1956, and in 1968 International Mineral and Chemical Corporation acquired Husky 1 which was later acquired by Conda Partnership in 1982. In 1995, Conda Partnership assigned the Husky 1 lease to Nu-West Mining, which is now a wholly owned subsidiary of Agrium.

Several iterations of drilling have occurred on the Husky 1 lease in the 1960’s, the 1970’s and 1980’s. Several “historic” resource/reserve estimates have been completed on this lease, resulting in a range of values from different companies or consultants performing the estimates.

In 1995, Agrium commissioned David M. Schwarze P.G. to evaluate several of the Nu-West Mining leases including Husky 1. However, Schwarze’s August 2, 1995 report is considered “historic” and does not comply with the current Canadian Institute of Mining, Metallurgy & Petroleum (CIM) Standards and Definitions as they were not in use at that time. Although, given the 44 year geologic modeling and mining history in the region and knowledge of the surface geology on the Husky 1 lease and the fact the property was drilled on 500 foot fences in 1975, Agrium feels comfortable using this report to define an Inferred Resource on the lease.

The Inferred Mineral Resource estimate for Husky 1 is summarized in the following table. These Husky 1 estimated Mineral Resources are currently un-permitted, although Agrium holds a reasonable expectation that they will receive such permits upon completion of the final mine plan and associated Environmental Impact Statement. Additionally, the P2O5 grades reported below have been reduced by 1.0% from the Schwarze report in order to be more in line with historic actuals. Applying an average 2.2 million ton (short) annual production rate to the estimated Mineral Resources produces a projected mine life of 8.2 years for the Husky 1 mine.

Husky Unit 1 Resource

	Ore Tons	Ore Tons	Estimated Ore Quality				Mine Life
Resource Classification	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	(years)

Inferred	18,000,000	16,329,240	25.1	0.7	—	—	8.2

The total CPO Mineral Reserve and Resources estimates are summarized in the following tables.

Proven & Probable Permitted Reserves

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Property	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

Dry Valley	2,579,066	2,339,677	26.3	0.5	2.8	1.0	3.8	1.2
North Rasmussen	12,537,874	11,374,108	26.5	0.4	2.5	1.1	3.8	5.7

Total Permitted	15,116,940	13,713,786	26.4	0.4	2.5	1.1	3.8	6.9

NOTE: N. Ras. P2O5 reduced by 1.5% from the block model reports based on historic actual grades

Proven & Probable Un-permitted Reserves

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Property	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

Rasmussen Valley	7,084,017	6,426,479	27.0	0.6	2.2	0.8	4.9	3.2

Total Permitted	7,084,017	6,426,479	27.0	0.6	2.2	0.8	4.9	3.2

NOTE: Ras. Valley P2O5 reduced by 2.0% from the block model reports based on historic actual grades

Agrium CPO Total Reserves (Permitted & Un-permitted)

	Ore Tons	Ore Tons	Estimated Ore Quality				Strip	Mine Life
Reserve Classification	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	Ratio	(years)

Total Proven & Probable	22,200,958	20,140,265	26.6	0.5	2.4	1.0	4.2	10.1

Husky Unit 1 Resource

	Ore Tons	Ore Tons	Estimated Ore Quality				Mine Life
Resource Classification	(short)	(metric)	P2O5	MgO	Al2O3	Fe2O3	(years)

Inferred	18,000,000	16,329,240	25.1	0.7	—	—	8.2

NOTE: H1 P2O5 reduced by 1.0% from the Schwarze report based on concerns over drilling method

For CPO, in order to be conservative Agrium has decided not to report any additional potential Mineral Resources beyond the above Mineral Reserve estimates, other than the Husky 1 Inferred Resources.

In adding the 10.1 years of mine life produced by the Reserve Estimates and the 8.2 years provided by the Husky 1 Resource estimate a total of 18.3 years of mine life is potentially available for CPO. Additionally this current Resource and Reserve reporting adheres to the CIM standards and definitions for Mineral Resource and Mineral Reserve reporting.

Phosphate Operations Summary

Agrium’s total combined Mineral Reserve and Resource Estimates for the Kapuskasing and Conda Phosphate Operations are summarized in the following tables:

Agrium KPO & CPO Total Reserves Estimates

	Ore Tons	%	Mine Life
Mining Operation	(metric)(1)(2)	P2O5	(years)(3)

KPO Proven & Probable Reserves	10,445,000	25.6	5.6
CPO Proven & Probable Reserves	20,140,265	26.6	10.1

Notes:

(1)	There has been no third party review of Agrium’s phosphate reserve estimates.

(2)	The concentration of recoverable mined ore tonnes (1.87 million wet tonnes) to tonnes of beneficiated rock concentrate (0.87 million dry tonnes at 35.1% P2O5) is 46.6% for KPO, and 2.07 million wet tonnes mined to 1.11 million dry tonnes of beneficiated rock at 31.0% P2O5 is 53.6% for CPO (three-year running averages).

(3)	Estimates are based upon proven and probable reserves and average annual mining rates of approximately 1.9 million tonnes for KPO, and approximately 2.0 million tonnes for CPO.

There are currently no reportable Mineral Resources at KPO therefore Agrium’s estimated Mineral Resource tonnage as of August 31, 2009, at an average grade of 25.1% P2O5 for the CPO Husky 1 minesite is as follows:

CPO Husky Unit 1 Resource

Resource	Ore Tons	%	Mine Life
Classification	(metric)	P2O5	(years)

Inferred	16,329,240	25.1	8.2

RECENT DEVELOPMENTS

Offer for CF Industries Holdings, Inc.

On February 25, 2009, we announced that we submitted a proposal to the Board of Directors of CF Industries Holdings, Inc. (“CFI”) pursuant to which we would acquire 100% of the outstanding capital stock of CFI (the “CFI Shares”) at a per share value of US$72.00, based on the price of our Common Shares on February 24, 2009 (as amended, the “Offer”). Under the terms of the proposed acquisition, stockholders of CFI would be entitled to receive 1.0 Common Share and US$31.70 in cash for each CFI Share. On March 9, 2009, CFI announced that its

Board of Directors rejected the Offer and reaffirmed CFI’s intent to pursue its previously announced proposed business combination with Terra Industries Inc. (“Terra”).

On March 16, 2009, we commenced the Offer by filing a registration statement containing a prospectus/offer to exchange and a tender offer statement relating to the Offer with the SEC.

The Offer is subject to conditions, including that: (i) CFI shall have entered into a definite merger agreement with terms and conditions reasonably satisfactory to us which shall provide, among other things, that the Board of Directors of CFI has approved the Offer and proposed merger and has removed any impediment to the consummation of the Offer and the proposed merger; (ii) CFI’s proposal to acquire Terra shall be withdrawn or terminated without any shares of Terra having been purchased or agreed to be purchased by CFI; (iii) the Board of Directors of CFI shall have redeemed outstanding rights pursuant to CFI’s shareholders rights plan; and (iv) we shall have concluded, in our reasonable judgment, that the restrictions on “Business Combination” with an “Interested Stockholder” set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the proposed merger or any other business combination involving us or any of our subsidiaries and CFI.

Since the commencement of the Offer, we have made numerous attempts to engage the Board of Directors of CFI and its financial advisors in discussions with respect to the Offer. These attempts have been rebuffed and CFI and its Board of Directors continue to refuse to meet with or enter into any substantive discussions with us with respect to the Offer.

On May 11, 2009, we announced an increase in the consideration under the Offer. Under the terms of the increased Offer, CFI’s stockholders would receive US$40.00 in cash and 1.0 Common Share for each CFI Share. Alternatively, CFI stockholders have the option to elect for each CFI Share either 1.8850 Common Shares or US$85.20 in cash, in each case, subject to proration. In the aggregate, not more than 47% of the CFI Shares tendered will be exchanged for cash and not more than 53% of the CFI Shares tendered will be exchanged for Common Shares. The aggregate cash consideration to be paid by us will not exceed US$2.01 billion, and the aggregate stock consideration to be paid by us will not exceed approximately 50.2 million Common Shares.

On May 15, 2009, the Board of Directors of CFI rejected the increased Offer and confirmed their intention to proceed with a proposal to acquire Terra.

On June 22, 2009, 62% of the outstanding CFI Shares were tendered into the Offer, which was announced to be our best and final price absent engagement by CFI and demonstration of additional value. As the conditions of the Offer, including that the Board of Directors of CFI withdraw its shareholders rights plan and redeem the associated rights, had not been satisfied, we were not able to take up and pay for CFI Shares deposited under the Offer. Notwithstanding the significant level of CFI stockholder support for the Offer, the Board of Directors of CFI has continued to refuse to engage in any substantive discussions with us in respect of the Offer.

On October 18, 2009, we entered into an agreement with Terra to sell a portion of our Carseland nitrogen facility to Terra, conditional on the closing of our proposed acquisition of CFI. Under the terms of the Carseland transaction, Terra will pay us approximately $250 million in cash for 50 percent of the Carseland facility, or approximately 340,000 tonnes of urea and over 60,000 tonnes of net ammonia on an annual basis and certain U.S. assets. The purchase price for the 50 percent of Carseland is at a similar forward multiple to that which we are offering for CFI. We have also entered into a conditional supply arrangement with Terra for a long-term competitively priced supply of approximately 175,000 tonnes of nitrogen products from Terra’s facilities.

On November 4, 2009, we entered into a consent agreement with the Canadian Competition Bureau and have received a “no action” letter from the Bureau with respect to our proposed acquisition of CFI. As part of the consent agreement, we will be required to complete our divestiture of a portion of our Carseland nitrogen facility to Terra if we are successful in acquiring CFI.

On November 5, 2009, we announced that we will increase the consideration pursuant to our offer for CFI to US$45.00 and one common share of Agrium for each common share of CFI. We also announced that this was our best and final offer for CFI. We also extended the expiry of the offer until November 18, 2009.

On November 6, 2009, the CFI board rejected the increased offer and confirmed its intention to proceed with its proposal to acquire Terra.

On November 17, 2009, we announced that we had signed a proposed consent agreement with the staff of the United States Federal Trade Commission relating to our proposed acquisition of CFI.

On November 19, 2009, we announced that stockholders of CFI had tendered approximately 62% of the total outstanding CFI Shares to our Offer. As a result, we extended the Offer until December 18, 2009.

About CFI

CFI is one of the largest manufacturers and distributors of nitrogen and phosphate fertilizer products in North America.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at September 30, 2009, 156,908,223 Common Shares were issued and outstanding, and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each Common Share entitles the holder to one vote, except at meetings at which only holders of Preferred Shares of one or more series are entitled to vote. The holders of Common Shares are entitled to participate rateably in any dividends that may be declared by the directors of Agrium on the Common Shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Common Shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our Preferred Shares. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, and the board of directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of Preferred Shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Agrium may create shares ranking prior to the Preferred Shares, only with the approval of the holders of the Preferred Shares as a class, any such approval to be given by the holders of not less than 66 2/3 per cent of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of Preferred Shares.

Shareholder Rights Plan

We are party to an amended and restated shareholder rights plan agreement dated May 9, 2007 (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the equal treatment of all shareholders in connection with an unsolicited take-over bid for Agrium. Under the Rights Plan, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued.

Each Right entitles the holder thereof to purchase from us one Common Share at an exercise price equal to three times the market price per Common Share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20% or more of the outstanding Common Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of Common Shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of Common Shares;

•	the bid must remain open for at least 60 days and more than 50% of the outstanding Common Shares (other than Common Shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any Common Shares may be taken up and paid for; in addition, if 50% of the Common Shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•	under the terms of the bid, Common Shares may be deposited at any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares so deposited may be withdrawn until taken up and paid for.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

A copy of the Rights Plan has been filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com and with the SEC at www.sec.gov.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with security regulatory authorities in Canada after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the related prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

•	the number of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

We have provided an undertaking to the Ontario Securities Commission that we will not offer Subscription Receipts for sale to any member of the public in Ontario under this prospectus unless such offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the applicable prospectus supplement, which contains the specific terms of the Subscription Receipts to be offered, is first approved for filing by the Ontario Securities Commission.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.

The Debt Securities will be issued under an indenture dated May 16, 2006 (the “Indenture”) entered into between Agrium and The Bank of New York Mellon, as successor to the Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), as successor to J.P. Morgan Trust Company, N.A. (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement, including the Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Indenture Securities that we may issue under the Indenture. The Indenture provides that Indenture Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the

Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if the Debt Securities of a series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

(w)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(x)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt

Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted account principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.

“Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.

“Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the U.S. Exchange Act.

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback

Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Indenture Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale/Leaseback Transactions

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under “Limitation on Liens” without equally and ratably securing the Indenture Securities pursuant to such provisions;

(b)	after the date on which Indenture Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Indenture Securities or any Debt of ours (other than Indenture Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Indenture Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Indenture Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Indenture Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Indenture Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Indenture Securities of that series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon. any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of or any premium or interest on such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act

(Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

We shall file with the Trustee and transmit by mail to all holders of Indenture Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Indenture Securities (a) within

140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.

Governing Law

The Indenture is and the Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

CONSOLIDATED CAPITALIZATION

Other than a $70 million decrease in Agrium’s bank indebtedness from approximately $163 million as at September 30, 2009 to approximately $93 million as at November 19, 2009, largely as a result of cash collections, there have been no material changes in the share and loan capital of Agrium, on a consolidated basis, since September 30, 2009.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are traded on the TSX under the trading symbol “AGU”. The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

Month	High Price	Low Price	Closing Price	Volume
	(Cdn. $)	(Cdn. $)	(Cdn. $)	(in 000’s)

2008
November	50.00	29.91	39.00	40,776
December	42.40	28.70	41.47	31,614
2009
January	45.98	36.53	41.08	25,260
February	51.83	40.13	44.17	30,257
March	49.00	38.20	45.69	30,084
April	53.37	44.50	51.20	21,194
May	61.30	50.28	53.31	25,121
June	56.49	44.81	46.45	26,178
July	50.09	41.00	49.51	21,782
August	54.16	50.10	52.35	15,415
September	57.80	50.44	53.52	17,930
October	60.00	50.07	50.34	19,461
November 1 – 19	60.96	50.21	60.76	11,136

The outstanding Common Shares are also traded on the NYSE under the trading symbol “AGU”. The following table sets forth the price range and trading volume of the Common Shares as reported by the NYSE for the periods indicated.

Month	High Price	Low Price	Closing Price	Volume
	(U.S.$)	(U.S.$)	(U.S.$)	(in 000’s)

2008
November	43.50	23.11	31.42	19,048
December	35.17	22.08	34.13	14,755
2009
January	38.84	29.00	33.47	12,115
February	41.59	32.36	34.78	14,409
March	40.07	29.60	35.79	15,589
April	44.66	35.04	43.02	12,764
May	53.70	43.50	49.22	16,823
June	51.15	38.86	39.89	16,084
July	46.50	35.27	46.19	13,287
August	49.98	45.17	47.71	10,933
September	54.43	45.48	49.79	11,968
October	57.63	45.99	46.95	13,509
November 1 – 19	57.35	46.50	57.19	9,327

PRIOR SALES

We have not sold or issued any Common Shares or securities convertible into Common Shares during the twelve month period prior to the date hereof other than an aggregate of 348,450 Common Shares that were issued during this period upon the exercise of options (“Options”) granted pursuant to Agrium’s Stock Option and Tandem SAR Plan at a weighted average exercise price of $14.90 per Option for aggregate consideration of approximately $5.2 million.

INTEREST COVERAGE RATIOS

The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve-month periods ended December 31, 2008 and September 30, 2009 and are based on audited financial information, in the case of December 31, 2008, and unaudited financial information, in the case of September 30, 2009. The coverage ratios set out below do not give effect to the issue of any Securities pursuant to this prospectus since the aggregate initial offering amount of Securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future period.

	December 31, 2008	September 30, 2009

Interest coverage on long-term debt(1)(2)	24.59	7.44

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense and income taxes divided by our interest expense on long-term debt for the relevant period.

(2)	The interest coverage ratios have been calculated excluding the carrying charges for the $1 million and $nil in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2008 and September 30, 2009, respectively, and the interest expense on the $610 million and $163 million of indebtedness under our credit facilities as at December 31, 2008 and September 30, 2009, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2008 and September 30, 2009 would have been 19.20 and 6.07, respectively.

Agrium’s interest expense requirements on long-term debt amounted to approximately $82 million for the twelve month period ended December 31, 2008 and approximately $97 million for the twelve month period ended September 30, 2009. Agrium’s consolidated net income before interest expense and income tax expense for the twelve month period ended December 31, 2008 was approximately $2,016 million, which is 24.59 times Agrium’s interest expense requirements for this period, and for the twelve month period ended September 30, 2009 was approximately $722 million, which is 7.44 times Agrium’s interest expense requirements for this period.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities or Units on a national securities exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities or Units are listed on a national securities exchange.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.

EXPERTS

Our consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 25, 2009 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF.

AUDITORS’ CONSENT

The Board of Directors

Agrium Inc.

We have read the short form prospectus of Agrium Inc. (the “Corporation”) dated November 20, 2009. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2008. Our report is dated February 25, 2009.

We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of the Corporation on the supplemental information entitled “Revised Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2008, 2007 and 2006.” Our report is dated February 25, 2009 (except as to note 6, which is as of September 10, 2009).

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada

November 20, 2009